UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ended December 31, 2021

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		7
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
Note 1 General Information		12
Note 2 Summary of significant accounting policies		26
2.1	Basis of preparation	26
2.2	Basis of consolidation	27
2.3	Financial information as per operating segments	28
2.4	Foreign currency and adjustment units	28
2.5	Cash and cash equivalents	30
2.6	Other financial assets	31
2.7	Financial instruments	31
2.8	Financial asset impairment	33
2.9	Inventories	33
2.10	Current biological assets	34
2.11	Other non-financial assets	34
2.12	Property, plant and equipment	34
2.13	Leases	35
2.14	Investment properties assets	35
2.15	Intangible assets other than goodwill	35
2.16	Goodwill	36
2.17	Impairment of non-financial assets other than goodwill	36
2.18	Non-current assets of disposal groups classified as held for sale	37
2.19	Income taxes	37
2.20	Employees benefits	37
2.21	Provisions	38
2.22	Revenue recognition	38
2.23	Commercial agreements with distributors and supermarket chains	39
2.24	Cost of sales of products	39
2.25	Other incomes by function	39
2.26	Other expenses by function	39
2.27	Distribution expenses	39
2.28	Administrative expenses	39
2.29	Environment liabilities	39
Note 3 Estimates and application of professional judgment		40
Note 4 Accounting changes		41
Note 5 Risk Administration		41
Note 6 Financial Information as per operating segments		47
Note 7 Financial Instruments		55
Note 8 Cash and cash equivalents		62
Note 9 Other non-financial assets		70
Note 10 Trade and other receivables		71

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)

ASSETS	Notes	As of December 31, 2021	As of December 31, 2020
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	265,568,125	396,389,016
Other financial assets	7	23,851,496	12,212,588
Other non-financial assets	9	29,330,418	15,278,558
Trade and other current receivables	10	372,995,729	275,387,923
Accounts receivable from related parties	11	5,307,264	5,313,079
Inventories	12	353,427,061	231,843,261
Biological assets	13	12,546,705	10,595,029
Current tax assets	25	26,062,856	10,865,347
Total current assets other than non-current assets of disposal groups classified as held for sale		1,089,089,654	957,884,801
Non-current assets of disposal groups classified as held for sale	14	2,282,720	2,121,327
Total Non-current assets of disposal groups classified as held for sale		2,282,720	2,121,327
Total current assets		1,091,372,374	960,006,128

Non-current assets
Other financial assets	7	31,252,095	11,953,435
Other non-financial assets	9	8,266,355	8,479,668
Trade and other non-current receivables	10	3,801,244	1,860,635
Accounts receivable from related parties	11	104,197	132,555
Investments accounted for using equity method	16	138,114,480	131,106,785
Intangible assets other than goodwill	17	151,943,693	128,257,441
Goodwill	18	131,172,835	117,190,763
Property, plant and equipment (net)	19	1,222,261,454	1,082,515,880
Investment property	20	9,551,614	7,705,942
Right of use assets	22	28,335,983	25,079,352
Deferred tax assets	25	30,571,219	51,044,712
Non-current tax assets	25	3,094	3,236
Total non-current assets		1,755,378,263	1,565,330,404
Total Assets		2,846,750,637	2,525,336,532

F-6 The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)

LIABILITIES AND EQUITY	Notes	As of December 31, 2021	As of December 31, 2020
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	101,426,359	69,129,474
Current lease liabilities	22	6,152,361	4,934,639
Trade and other current payables	23	515,522,729	324,521,077
Accounts payable to related parties	11	26,208,319	18,432,354
Other current provisions	24	2,544,973	2,984,518
Current tax liabilities	25	35,066,792	21,251,222
Provisions for employee benefits	26	50,677,101	39,900,588
Other non-financial liabilities	27	43,516,630	40,370,214
Total current liabilities		781,115,264	521,524,086
Non-current liabilities
Other financial liabilities	21	458,269,843	412,876,856
Non-current lease liabilities	22	29,009,023	27,200,272
Trade and other non-current payables	23	29,457	19,875
Other non-current provisions	24	451,079	488,465
Deferred tax liabilities	25	118,085,671	118,729,946
Provisions for employee benefits	26	34,274,997	35,678,357
Total non-current liabilities		640,120,070	594,993,771
Total liabilities		1,421,235,334	1,116,517,857

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(87,255,912)	(187,924,176)
Retained earnings		832,180,798	921,805,285
Total equity attributable to equity holders of the parent		1,307,618,232	1,296,574,455
Non-controlling interests	29	117,897,071	112,244,220
Total Shareholders' Equity		1,425,515,303	1,408,818,675
Total Liabilities and Shareholders' Equity		2,846,750,637	2,525,336,532

F-7 The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Net sales	6	2,484,712,280	1,857,593,678	1,822,540,697
Cost of sales	30	(1,291,559,797)	(984,035,922)	(908,318,190)
Gross margin		1,193,152,483	873,557,756	914,222,507
Other income by function	31	11,808,439	19,295,892	22,584,710
Distribution costs	30	(438,601,936)	(337,101,549)	(327,543,973)
Administrative expenses	30	(161,390,779)	(138,811,668)	(136,975,243)
Other expenses by function	30	(284,087,358)	(230,349,566)	(241,479,749)
Other gains (losses)	32	9,590,450	(11,410,085)	3,156,799
Income from operational activities		330,471,299	175,180,780	233,965,051
Finance income	33	14,263,669	3,451,143	13,117,641
Finance costs	33	(35,660,493)	(28,714,063)	(27,720,203)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	226,026	(8,437,209)	(16,431,759)
Gains (losses) on exchange differences	33	(10,149,345)	2,551,823	(9,054,155)
Result as per adjustment units	33	2,529,298	(429,198)	(8,255,001)
Income before taxes		301,680,454	143,603,276	185,621,574
Income tax expense	25	(82,629,773)	(35,408,420)	(39,975,914)
Net income		219,050,681	108,194,856	145,645,660

Net income attributable to:
Equity holders of the parent		199,162,731	96,152,272	130,141,692
Non-controlling interests	29	19,887,950	12,042,584	15,503,968
Net income		219,050,681	108,194,856	145,645,660
Basic earnings per share (Chilean pesos) from:
Continuing operations		539.00	260.22	352.21
Diluted earnings per share (Chilean pesos) from:
Continuing operations		539.00	260.22	352.21

F-8 The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Net income		219,050,681	108,194,856	145,645,660
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	5,216,580	(1,859,692)	(4,127,305)
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		5,216,580	(1,859,692)	(4,127,305)
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	109,288,972	(55,220,514)	17,077,670
Gains (losses) on cash flow hedges	28	2,168,254	4,068,855	345,986
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		111,457,226	(51,151,659)	17,423,656
Other comprehensive income (loss), before tax		116,673,806	(53,011,351)	13,296,351
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	(1,444,133)	488,246	1,107,699
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		(1,444,133)	488,246	1,107,699
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(585,430)	(1,098,591)	(93,416)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(585,430)	(1,098,591)	(93,416)
Total other comprehensive income (loss)		114,644,243	(53,621,696)	14,310,634
Comprehensive income		333,694,924	54,573,160	159,956,294
Comprehensive income attributable to:
Equity holders of the parent		306,785,276	45,778,810	143,626,508
Non-controlling interests		26,909,648	8,794,350	16,329,786
Total Comprehensive income		333,694,924	54,573,160	159,956,294

.

F-9 The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2019	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Changes
Final dividends (1)	-	-	-	-	-	-	(30,689,081)	(30,689,081)	-	(30,689,081)
Interim dividends (2)	-	-	-	-	-	-	(27,712,715)	(27,712,715)	-	(27,712,715)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,358,131)	(37,358,131)	-	(37,358,131)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(11,918,592)	(11,918,592)
Effects business combination (6)	-	-	-	-	60,881	60,881	-	60,881	639,893	700,774
Total comprehensive income (loss) (7)	-	16,122,893	249,503	(2,887,580)	-	13,484,816	130,141,692	143,626,508	16,329,786	159,956,294
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	-	-	-	-	832,731	832,731
Total changes in equity	-	16,122,893	249,503	(2,887,580)	60,881	13,545,697	34,381,765	47,927,462	5,883,818	53,811,280
AS OF DECEMBER 31, 2019	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Balanced as of January 1, 2020	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Changes
Final dividends (1)	-	-	-	-	-	-	(29,134,204)	(29,134,204)	-	(29,134,204)
Interim dividends (2)	-	-	-	-	-	-	(20,692,161)	(20,692,161)	-	(20,692,161)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,383,975)	(27,383,975)	-	(27,383,975)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(12,093,177)	(12,093,177)
Effects business combination (6)	-	-	-	-	-	-	-	-	573,955	573,955
Total comprehensive income (loss) (7)	-	(52,043,623)	2,968,182	(1,298,021)	-	(50,373,462)	96,152,272	45,778,810	8,794,350	54,573,160
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	(48,185)	(48,185)	-	(48,185)	96,039	47,854
Total changes in equity	-	(52,043,623)	2,968,182	(1,298,021)	(48,185)	(50,421,647)	18,941,932	(31,479,715)	(2,628,833)	(34,108,548)
AS OF DECEMBER 31, 2020	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends (2)	-	-	-	-	-	-	(73,900,574)	(73,900,574)	-	(73,900,574)
Interim dividends according to policy (3)	-	-	-	-	-	-	(25,680,792)	(25,680,792)	-	(25,680,792)
Eventual dividends (4)	-	-	-	-	-	-	(165,167,784)	(165,167,784)	-	(165,167,784)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (7)	-	102,229,659	1,812,733	3,580,153	-	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (10)	-	-	-	-	(6,954,281)	(6,954,281)	-	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	-	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303

(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that were paid on December 26, 2019 and on December 30, 2020 as agreed by the Board of Directors.
(3)	Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28- Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.
(4)	Corresponds to eventual dividend No. 263 that was paid as of December 3, 2021, against retained earnings (Note 28 - Equity attributable to owners of the parent company).
(5)	Mainly related to dividends to Non-controlling interest.
(6)	See Note 15 – Business combinations. For the year 2019, letter c) and for 2020 and 2021 letter d).
(7)	See Note 28 - Common Shareholders’ Equity.
(8)	See Note 1 – General information, letter C, number (3).
(9)	See Note 1 – General information, letter C, number (11) and (8).
(10)	See Note 1 – General information, letter C, number (15) and (16).
F-10 The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,138,938,727	2,330,736,906	2,398,342,913
Other proceeds from operating activities		29,473,825	28,546,743	34,857,922
Classes of cash payments from operating activities:
Payments of operating activities		(2,048,281,794)	(1,469,361,333)	(1,548,279,410)
Payments of salaries		(306,253,056)	(248,429,890)	(240,710,775)
Other payments for operating activities		(424,596,756)	(312,075,275)	(302,964,849)
Cash flow from operations		389,280,946	329,417,151	341,245,801
Dividends received		1,841,000	656,445	428,681
Interest paid		(28,984,610)	(21,975,481)	(24,943,412)
Interest received		14,282,579	2,106,264	13,053,176
Income tax paid		(78,971,520)	(43,031,710)	(93,733,867)
Other cash movements	32	(4,092,822)	13,496,844	6,269,666
Net cash inflow from operating activities		293,355,573	280,669,513	242,320,045

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	-	(1,028,076)	(8,652,268)
Charges to related entities		31,495	29,702	-
Proceeds from the sale of interests in joint ventures	10	-	1,273,947	1,240,461
Other payments to acquire interests in joint ventures	8	(5,791,718)	(19,287,372)	(13,549,638)
Proceeds from sales of property, plan and equipment		147,274	392,213	6,049,705
Purchase of property, plant and equipment		(169,667,429)	(117,013,658)	(134,668,653)
Purchases of intangibles assets		(2,186,553)	(5,773,071)	(5,819,196)
Proceeds from other long term assets classified as investing activities	16	-	-	11,200,000
Other cash movements		(1,525,602)	861,168	13,863
Net cash (outflow) from investing activities		(178,992,533)	(140,545,147)	(144,185,726)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(12,207,458)	(86,912)	-
Proceeds from long-term loans and bonds		92,951,539	196,786,489	25,641,701
Proceeds from short-term loans and bonds		7,274,374	72,550,018	25,347,785
Total proceeds from loans and bonds		100,225,913	269,336,507	50,989,486
Loan form related entities		25,616	10,000	-
Loan and bonds payments		(46,050,971)	(95,956,307)	(27,049,506)
Payments of lease liabilities		(7,630,800)	(6,857,420)	(6,416,902)
Payments of loan from related parties		-	(10,000)	-
Dividends paid		(274,136,472)	(102,135,646)	(218,035,429)
Other cash movements		6,130,317	449,333	1,092,190
Net cash (outflow) inflow from financing activities		(233,643,855)	64,749,555	(199,420,161)

Net (decrease) increase in cash and cash equivalents		(119,280,815)	204,873,921	(101,285,842)
Effects of exchange rate changes on cash and cash equivalents		(11,540,076)	(4,854,129)	(21,358,984)
Increase (decrease) in cash and cash equivalents		(130,820,891)	200,019,792	(122,644,826)

Cash and cash equivalents at beginning of the year		396,389,016	196,369,224	319,014,050
Cash and cash equivalents at end of the year	8	265,568,125	396,389,016	196,369,224
F-11 The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2021 the Company had a total 9,346 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	92	464
Other workers	307	8,868
Total	409	9,346

These Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2020) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2020 and 2019.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

Covid-19 Pandemic

In connection with our response to the COVID-19 pandemic, we have implemented a regional plan focused on three priorities: the health and safety of all our people and the people we interact with, the continuity of our operations and our financial health. To achieve these objectives, we have implemented seven COVID -19 Corporate Protocols in our workplaces, we have fully complied with the different measures issued by local authorities in the countries where we have operations, we have actively promoted preventive and self-care measures, and we facilitated homeworking for thousands of people, whenever possible. These measures have allowed us to maintain a safe working environment that allows us to continue supplying our clients and consumers with our products.

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecería CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecería CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand and Sidra 1888.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile. Its wine portfolio includethe sale and distribution of the Eugenio Bustos and La Celia brands. Since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (See Note 1 - General information letter C) number (4)).

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the previous paragraph.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller brands, and Amster. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, and Kunstmann brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer. In October 2021, the local production of the Sol brand began.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real, De la Sierra and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2022
Blue Moon in Chile (5)	December 2025
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2022
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pure Life in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2021			As of December 31, 2020
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (14)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (3)	76,349,531-0	Chile	US Dollar	58.8441	41.1559	100.0000	100.0000
Cervecería Szot SpA. (***) (8)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (13)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (16)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (19)	76,933,685-0	Chile	US Dollar	-	-	-	99.9950
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (***) (9)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (7)	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (1) (16)	91,041,000-8	Chile	Chilean Pesos	-	84.4969	84.4969	82.9870
Manantial S.A. (12)	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.4969	84.4969	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A. (5)	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (4)	0-E	Argentina	Argentine Pesos	-	-	-	82.9870
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9937	99.9937	99.9936
Compañía Industrial Cervecera S.A. (15)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (4)	0-E	Argentina	Argentine Pesos	-	84.4969	84.4969	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (15)	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	89.9150
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (18)	0-E	United States	US Dollar	-	84.4969	84.4969	-
Inversiones CCU Lux S.à r.l. (17)	0-E	Luxemburg	US Dollar	-	-	-	99.9999
Southern Breweries S.C.S. (3)	0-E	Luxemburg	US Dollar	-	-	-	99.9951
Bebidas del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	-	50.0050	50.0050	50.0049
Distribuidora del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	-	49.9590	49.9590	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (11)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999
Milotur S.A. (6)	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information), letter C, Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2021	As of December 31, 2020
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (14)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (3)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (8)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (13)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (16)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (19)	76,933,685-0	Chile	US Dollar	-	100.0000
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (***) (9)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (7)	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (1) (16)	91,041,000-8	Chile	Chilean Pesos	84.4969	82.9870
Manantial S.A. (12)	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.4969	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A. (5)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (4)	0-E	Argentina	Argentine Pesos	-	82.9870
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (15)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (4)	0-E	Argentina	Argentine Pesos	84.4969	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (15)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (18)	0-E	United States	US Dollar	84.4969	-
Inversiones CCU Lux S.à r.l. (17)	0-E	Luxemburg	US Dollar	-	99.9999
Southern Breweries S.C.S. (3)	0-E	Luxemburg	US Dollar	-	100.0000
Bebidas del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	50.0050	50.0049
Distribuidora del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	49.9590	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (11)	0-E	Paraguay	Paraguayan Guaranies	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999
Milotur S.A. (6)	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter C, Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Viña San Pedro Tarapacá S.A. (VSPT) and Viña Valles de Chile S.A. (VVCH)

Viñas Valles de Chile S.A. (VVCH) dissolved and merged into VSPT, being the latter the surviving entity, as the result of VSPT becoming, pursuant to a share purchase agreement executed on May 21, 2019 between Viña Altaïr SpA. and VSPT, the sole owner, in a period that exceeded 10 days, of all of the shares of VVCH. This merger had legal and accounting effects as of June 1, 2019. VVCH Board of Directors´ Resolution evidencing the dissolution of VVCH was executed as public deed on June 4, 2019, and further registered in the Register of Commerce and published in the Official Gazette.

(2) CCU Inversiones II SpA.

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of
US$ 40,294,696, equivalents to ThCh$ 27,659,891.

On May 27 and June 12, 2019, the Company made capital contributions to the subsidiary CCU Inversiones II SpA. for an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488) and US$ 1,428,017 (equivalent to ThCh$ 990,473).

On September 6, 2019, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 10,000,000 (equivalent to ThCh$ 7,233,000).

On January 31 and April 15, 2020, the Company made capital contributions to the subsidiary CCU Inversiones II SpA. for an amount of US$ 11,500,000 (equivalent to ThCh$ 9,176,540) and US$ 16,500,000 (equivalent to ThCh$ 14,002,395) respectively.

On September 4, 2020, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 12,200,000 (equivalent to ThCh$ 9,411,690).

On August 18, 2021 the Company made a capital contribution to subsidiary CCU Inversiones II SpA. in the amount of US$ 7,500,000 (equivalent to ThCh$ 5,922,150).

Through public deed dated September 30, 2021, the Company and CCU Inversiones S.A., as the only partners of CCU Inversiones II SpA., agreed to turn this company into a joint-stock company (SpA.).

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA., held on November 30, 2021, the merger of Southern Breweries S.C.S. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, the capital of CCU Inversiones II SpA. is fully subscribed and paid-in for a total of US$ 281,834,863, divided into 219,486,075 registered shares, of the same and unique series, and without nominal value, in which CCU S.A. has a participation of 58.8429%, CCU Inversiones S.A. has a participation of 0.0489%, Inversiones Invex CCU Tres Limitada has a participation of 41.1070% and Inversiones CCU Lux S.à r.l. has a participation of 0.0012%.

As a result of the above mentioned, CCU Inversiones II SpA. is the sole shareholder of CCU Inversiones III Ltda. as the latter was previously owned by Southern Breweries S.C.S.

On December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, CCU Inversiones II SpA., will acquire all the assets, authorizations, permits, obligations and liabilities of CCU Iversiones III SpA., and will succeed it in all its rights and obligations. As a result of the merger, all the capital of the Absorbed Company will be incorporated into the Absorbing Company, which it will be dissolved without the need of its liquidation.

The latter did not generate effects at the CCU S.A. consolidated level.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

(3) Bebidas Bolivianas BBO S.A. (BBO)

On June 28 and July 11, 2019 the subsidiary CCU Inversiones II SpA., made capital contributions to Bebidas Bolivianas BBO S.A. fon an amount of US$ 1,249,713 and US$ 178,305 (equivalent to ThCh$ 849,630 and ThCh$ 122,210), respectively, since both partners concurred with the same contributions, the participation percentages were maintained.

(4) Finca La Celia S.A. and Bodega San Juan S.A.U.

On January 28, 2019, Bodega San Juan S.A.U. was established in Argentina, where the subsidiary Finca La Celia S.A. made a capital contribution of ARS 100,000 (100,000 ordinary, non-endorsable nominal shares).

On March 1, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 7,000,000 through the issuance of 265,300,000 ordinary, non-endorsable shares.

On May 31, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 14,000,000 through the issuance of 607,600,000 non-endorsable nominal shares.

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger process of both companies, in which the first one will be the legal continuer, the second one will be dissolved without liquidation, with effect from January 1, 2021.

In order to the merge could be materialized, all the formal requirements and stages established by Argentine regulations must be met and it must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements.

Graffina Business

In December 2018, the subsidiary VSPT signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery in the province of San Juan, two fields in the same province, and a field in Mendoza.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. constituted the Bodega San Juan S.A.U. through a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Bodega Graffigna and Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by
US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date, Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

On May 31, 2019, Bodega San Juan S.A.U. through a deed of sale became the owner of the businesses of Pocito and Cañada Honda vineyards.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Company has determined the fair values of assets and liabilities related to this business combination mainly for domestic market as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	4,470,464
Total non-current assets	8,783,049
Total Assets	13,253,513
Total current liabilities	370,326
Total non-current liabilities	1,200,124
Total liabilities	1,570,450

Identificable Net Assets Acquired / Investment value	11,683,063
Bargain purchase gain on December 31, 2019 (*)	(3,043,107)
Investment value	8,639,956

(*) See Note 32 - Other gain (losses).

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard, located in the Eugenio Bustos district, San Carlos department in the province of Mendoza by a deed of sale and after having obtained regulatory approvals in Argentina.

The Company has determined the fair values of assets and liabilities related to this business combination, mainly for export market, as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	-
Total non-current assets	2,730,067
Total Assets	2,730,067
Total current liabilities	-
Total non-current liabilities	549,697
Total liabilities	549,697

Identificable Net Assets Acquired / Investment value	2,180,370
Bargain purchase gain on December 31, 2020 (*)	(1,677,294)
Investment value	503,076

(*) See Note 32 - Other gain (losses).

(5) Embotelladoras Chilenas Unidas S.A., New Ecusa S.A. and Vending y Servicios CCU Ltda.

On April 1, 2019, the subsidiary New Ecusa S.A. was merged into Embotelladoras Chilenas United S.A., the latter becoming its legal continuator. The transaction mentioned above had no significant effect on the Company's results.

On June 1, 2019, the subsidiary Vending y Servicios CCU Ltda. merged into Embotelladoras Chilenas Unidas S.A., the latter becoming its legal continuator. The aforementioned had no significant effects on the Company's results.

(6) Milotur S.A.

On May 27, 2019, the subsidiary CCU Inversiones II SpA. made a capital contribution to Milotur S.A. for an amount of
US$ 3,200,000 (equivalent to ThCh$ 2,223,488), maintaining its participation percentage.

On August 21, 2020, the subsidiary CCU Inversiones II SpA. made a capital contribution to Milotur S.A. for an amount of US$ 4,000,000 (equivalent to ThCh$ 3,143,360), maintaining its participation percentage.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

(7) Fábrica de Envases Plásticos S.A. (Plasco)

According to Plasco's extraordinary shareholders meeting dated May 31, 2019, a capital increase of ThCh$ 10,000,000 was agreed upon with the issuance of 16,000,000 shares at a price of $ 625 per share. Likewise, it is stipulated in said meeting that the shareholder Millahue S.A. will not concur with this increase. For this reason, 100% of the increase will be made by CCU S.A. This increase was materialized on June 25, 2019.

(8) Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total participation of 50.001% on this subsidiary. (See Note 15 – Business combinations).

For this business combination, the fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	131,599
Total non-current assets	451,672
Total Assets	583,271
Total current liabilities	158,551
Total non-current liabilities	90,067
Total liabilities	248,618

Net identifiable assets acquired	334,653
Non-controlling interests	(167,323)
Goodwill	202,470
Investment value	369,800

As a result of the previously mentioned fair values, intangibles and goodwill have been generated, which are disclosed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

As a result of the previously mentioned fair values, intangibles and goodwill have been generated.

On August 28, 2020, Szot carried out a capital increase equivalent to 95,710 shares. The shareholder Cervecería Kunstmann S.A. (CK) suscribed 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L shares equivalent to ThCh$ 42,506. As a result of the aforementioned, CK ended with a total participation of 50.0005% in this subsidiary.

(9) Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares, of which CK subscribed 50 shares at a value of ThCh$ 50,000, which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Aditionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For this business combination, the fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	114,510
Total non-current assets	1,035,490
Total Assets	1,150,000
Total current liabilities	-
Total non-current liabilities	-
Total liabilities	-

Net identifiable assets acquired	1,150,000
Non-controlling interests	(573,955)
Bargain purchase gain on December 31, 2020 (*)	(1,045)
Investment value	575,000

(*) See Note 32 – Other gains (loss).

(10) La Barra S.A. (former ECOMCCU S.A.)

On March 20, 2020, the Company and its subsidiary Cervecera CCU Chile Ltda. incorporated the subsidiary ECOMCCU S.A. It is purpose will be marketing and sale of beverages, food products and household items. The capital of the subsidiary amounts to ThCh$ 1,500,000, divided into 1,500,000 shares. On July 22, 2020 the capital was paid.

On December 2, 2020 the first Extraordinary Shareholders' Meeting was held, where a change for the name of the subsidiary was agreed and it was renamed as La Barra S.A.

(11) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired an additional 27% of the stock rights of the Paraguayan company Sajonia Brewing Company S.R.L., which ended with a 78% stake in this company. The amount paid for this transaction increased to ThCh$ 48,257 (400 million guaranies.)

On July 1, 2020, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the non-controlling interest of Sajonia Brewing Company S.R.L. by 21% and 1% respectively, thus reaching 100% of the participation. The amount paid for this transaccion was ThCh$ 33,458 (279 million guaranies).

(12) Manantial S.A.

On April 16, 2020, the subsidiary Aguas CCU-Nestlé Chile S.A. (Aguas) made a capital contribution to the subsidiary Manantial S.A. for an amount of ThCh$ 1,500,000 resulting in Aguas with 99.0775% and Embotelladoras Chilenas Unidas S.A. with 0.9225% of the share capital.

(13) Inversiones Invex CCU Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. for an amount of ThCh$ 2,500,000.

On June 1, 2021, the Company agreed to the division of this subsidiary, with the establishment of a new, limited liability company called Inversiones Invex SB Limitada. For division purposes the share capital of Inversiones Invex CCU Ltda. was reduced from US$ 306,466,817 to US$ 185,322,809 (equivalent ThCH$ 221,302,753 and ThCh$ 133,823,454).

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres Ltda., CCU Inversiones S.A. and CCU S.A.

The latter did not generate effects at the CCU S.A. consolidated level.

(14) Inversiones Invex CCU Tres Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Tres Ltda. for an amount of ThCh$ 800,000.

(15) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 16, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,643 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders, consequently leaving it with a 94.2138% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,540,618 (337 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest amounted to ThCh$ 2,845,888.

On July 13, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 160,548 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 95.6345% interest in said company.

The amount disbursed for this transaction was ThCh$ 1,168,183 (122 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 1,086,489.

On August 9, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,920 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 99.9419% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,636,863 (390 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 3,267,148.

(16) CCU Inversiones S.A. y Viña San Pedro Tarapacá S.A. (VSPT)

On September 10, 2021 and October 4, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% and 1.0670% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074 and ThCh$ 2,694,720, equivalent to 179,274,015 and 424,365,414 shares, which generated an equity effect of ThCh$ 245,244, leaving it with total interest of 84.5159%.

(17) Inversiones CCU Lux S.à r.l.

On August 30, 2021 through a share transfer contract, CCU Inversiones II SpA. sold its interest in subsidiary CCU Lux S.à r.l. to the Company for ThCh$ 127,567 (US$ 163,554).

On December 16, 2021, before Luxembourg public notary, the Company, in its capacity as sole shareholder of Inversiones CCU Lux S.à r.l., owner of all its 163,554 shares with a nominal value of US$ 1.00 each, (equivalent to ThCh$ 138,779), resolved the dissolution of Inversiones CCU Lux S.à r.l., in accordance with the laws of the Grand Duchy of Luxembourg. Consequently, Inversiones CCU Lux S.à r.l. was dissolved effective on December 16, 2021, automatically passing all its assets and liabilities to its sole shareholder Compañía Cervecerías Unidas S.A.

The latter did not generate effects at the CCU S.A. consolidated level.

(18) VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

(19) CCU Inversiones III SpA.

Through a resolution, without the form of a shareholders’ meeting, granted on December 29, 2021, CCU Inversiones II SpA., in its capacity as sole shareholder of CCU Inversiones III SpA., resolved to approve a dividend distribution of US$ 17,133,000, equivalent to ThCh$ 14,664,820 charged against retained earnings.

On this same date, and according to the Conventional Compensation document between CCU Inversiones III SpA. and CCU Inversiones II SpA., the parties agreed the prepayment of the current financial obligation through the dividend mentioned above.

Related to the above mentioned, CCU Inversiones II SpA. prepaid the Loan in advance for the sum of US$ 17,133,000, of which US$ 1,098,278 (equivalent to ThCh$ 940,060) corresponds to accrued interest and US$ 16,034,722 (equivalent to ThCh$ 13,724,760) corresponds to capital.

Subsequently, on December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA., date on which CCU Inversiones III SpA., was dissolved.

The latter did not generate effects at the CCU S.A. consolidated level.

Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

Joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2021, Promarca S.A. recorded a profit of ThCh$ 5,854,185 (ThCh$ 4,100,979 in 2020 and ThCh$ 4,511,337 in 2019), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2021, BCP recorded a profit of ThCh$ 2,878,066 (ThCh$ 3,061,898 in 2020 and ThCh$ 1,243,574 in 2019), which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2021, BCCCU recorded a loss of ThCh$ 562,405 (profit of ThCh$ 2,532,525 in 2020 and profit of ThCh$ 1,157,424 in 2019, which in accordance with the Company’s policies is 100% distributable).

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The companies mentioned above, letter a) to c), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

D)	Early termination Budweiser license

The general aspects of the transaction are described below:

a.	Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

b.	Status of the Transaction:

On March 14, 2018, CCU reported as a Material Event that CCU-A had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (SECOM), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (CNDC), approved the Transaction. The resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the "Contracts"). On March 16, 2018, the Parties filed the Contracts with the CNDC.

On April 27, 2018, CCU-A was notified of the resolution of the CNDC that approved the Contracts, thus fulfilling the condition established in the Term Sheet, becoming binding and therefore, the parties were legally obliged to close the Transaction. The signature of the respective contracts took place on May 2, 2018.

F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As a consequence of the closing of the Transaction:

b.1) CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2) CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 31 – Other income by function).

b.3) ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 31 – Other income by function).

As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973 shown in (See Note 6 – Financial information as per operating segments).

b.4) CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5) CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, for which US$ 3,548,372 for the year ended December 31, 2019 and US$ 6,451,628 for the year ended December 31, 2018 equivalents to ThCh$ 2,581,452 in 2019 and ThCh$ 4,840,167 in 2018 were reflected in results under Other income by function; and

b.6) CCU-A will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Other incomes, Cost of sales and MSD&A, as the performance obligations are met, of which for the year ended December 31, 2020 the Company recognized in results an amount of US$ 18,459,185 (US$ 21,372,012 for the year ended December 31, 2019 and US$ 19,802,868 for the year ended December 31, 2018) equivalents to ThCh$ 13,123,558 (ThCh$ 16,002,081 in 2019 and ThCh$ 14,251,811 in 2018).

Status of the Transaction as of December 31, 2021

In accordance with Section III above, CCU-A will receive annual payments of up to US$ 28,000,000 equivalent to ThCh$ 17,107,440, before taxes, from ABI within a period of up to 3 years, depending on the volume and the time it takes for the transition of production and/or commercialization of the Brands to CCU-A. This will be reflected in income, as that performance obligation is fulfilled. As of December 31, 2021, US$ 5,002,286, have been recognized in Other Revenue by Function, equivalent equivalent to ThCh$ 4,225,381 (US$ 18,459,185 in 2020 and US$ 21,372,012 in 2019, equivalent to ThCh$ 13,123,558 in 2020 and ThCh$ 16,002,081 in 2019).

Note 2 Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The application of new accounting pronouncements as of January 1, 2021, had no significant effect on the Company's consolidated financial statements.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use.	January 1, 2022
Amendments to IAS 37	Updating the Contingent Assets and Liabilities reference to the Conceptual Framework.	January 1, 2022
Amendments to IAS 41	Taxation in fair value measurements.	January 1, 2022
Amendments to IFRS 3	Updating the Business Combination reference to the Conceptual Framework.	January 1, 2022
Amendments to IFRS 9	Fees in the ’10 percent’ Test for Derecognition of Financial Liabilities	January 1, 2022
Amendments to IAS 1 – IAS 8	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2023
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.	January 1, 2023
IFRS 17	Insurance contracts.	January 1, 2023
Amendments to IAS 1	Presentation of financial statements and accouting policies,classification and liquidation of labialities	January 1, 2024

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

F-27

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan, Paraguayan and Bolivian subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia and associate in Perú is the Colombian Peso and Sol, respectively.

F-28

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

F-29

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	3,115,880	(366,955)	(6,433,651)

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	844.69	710.95	748.74
Average US Dollar annual	Averange USD	759.27	792.22	702.63
Euro	EUR	955.64	873.30	839.58
Argentine Peso	ARS	8.22	8.45	12.50
Uruguayan Peso	UYU	18.91	16.79	20.07
Canadian Dollar	CAD	660.79	557.00	573.26
Sterling Pound	GBP	1,139.32	967.15	983.24
Paraguayan Guarani	PYG	0.12	0.10	0.12
Swiss Franc	CHF	923.66	804.97	773.81
Bolivian	BOB	121.36	102.15	107.58
Australian Dollar	AUD	612.23	545.88	524.25
Danish Krone	DKK	128.51	117.40	112.41
Brazilian Real	BRL	151.68	137.33	186.51
Colombian Peso	COP	0.21	0.21	0.23
Adjustment units
Unidad de fomento (*)	UF	30,991.74	29,070.33	28,309.94
Unidad indexada (**)	UI	98.26	80.45	87.98

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019

Argentina Consumer Price Index	578.87	384.01	284.14
Index percentage variation of Argentina Consumer Price Index	50.0%	35.5%	54.2%

F-30

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

2.5	Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts with financial institutions and time deposits with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a) Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

F-31

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b) Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least a twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses). The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

F-32

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

F-33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates. Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 4 Accounting changes

During the year ended on December 31, 2021, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

Note 5 Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2021, the Company maintained foreign currency obligations amounting to ThCh$ 92,872,305 (ThCh$ 101,157,358 as of December 31, 2020), mostly denominated in US Dollars. Foreign currency obligations ThCh$ 12,405,293 as of December 31, 2021, (ThCh$ 29,034,945 in 2020) represent a 2% (6% in 2020) of total other financial liabilities. The remaining 98% (94% in 2020) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 232,289,359 (ThCh$ 195,343,807 in 2020) that mainly correspond to export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 17,526,136 (net liability ThCh$ 6,411,371 in 2020).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso as compared to other currencies.

As of December 31, 2021, the Company in Chile, after the use of derivate instruments, is passive in the amount of ThCh$ 4,210,943 (ThCh$ 1,451,523 in 2020).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2021, of the Company’s total sales, both in Chile and abroad, 5% (7% in 2020 and in 2019) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 63% (62% in 2020 and 64% in 2019) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2021, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 10,149,345 (a gain of ThCh$ 2,551,823 in 2020 and a loss of ThCh$ 9,054,155 in 2019). Considering exposure as of December 31, 2021 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 307,399 (a loss ThCh$ 105,961 in 2020 and a gain of ThCh$ 616,121 in 2019) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2020 and in 2019), in currencies other than Chilean Peso, and that approximately 63% (62% in 2020 and 64% in 2019) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 34,891,134 (ThCh$ 22,919,408 as of December 2020 and ThCh$ 27,683,581 as of December 2019).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month (except for Argentina which uses the end of period Exchange rate as the reporting date). The operating income of foreign subsidiaries as of December 31, 2021 was a gain of ThCh$ 56,990,988 (a loss of ThCh$ 963,321 in 2020 and a gain of ThCh$ 20,517,569 in 2019). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a (loss) gain before taxes of ThCh$ 5,699,099 (ThCh$ 96,332 in 2020 and ThCh$ 2,051,757 in 2019).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2021, amounted to ThCh$ 355,274,155, ThCh$ 549,401 and ThCh$ 125,296,382, respectively (ThCh$ 238,824,995, ThCh$ 1,337,526 and ThCh$ 119,777,994 in 2020). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in a gain (loss) of ThCh$ 48,111,994 (ThCh$ 35,994,052 in 2020 and ThCh$ 39,834,648 in 2019) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of December 31, 2021, the Company had not variable interest debt (ThCh$ 8,250,670 in 2020). Consequently, as of December 31, 2020, the company’s financing structure is composed of approximately 2% of debt with variable interest rate, and 98% in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2021, after considering the effect of interest rates and currency swaps, a 100% (100% in 2020) of the Company’s debt is at fixed interest rates.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The terms and conditions of the Company's obligations with financial institutions as of December 31, 2021, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2020, related to short and long-term debt amounted to ThCh$ 35,660,493 (ThCh$ 28,714,063 in 2020 and ThCh$ 27,720,203 in 2019). As of December 31, 2021, the company does not hold liabilities with a variable interest rate. As of December 31, 2020, the company holt liabilities with a variable interest rate covered by cross currency interest rate swaps.

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 – Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2021, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a gain of ThCh$ 2,529,298 (a loss of ThCh$ 429,198 in 2020 and a loss of ThCh$ 8,255,001 in 2019). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 10% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a (loss) gain of ThCh$ 1.672.967 (ThCh$ 1,589,705 in 2020 and ThCh$ 4,781,394 in 2019).

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (7% in 2020 and 6% in 2019) of the direct cost of the Chile Operating segment.

As of December 31, 2021, in the Chile Operation segment, the cost of cans represented approximately 20% of direct costs (19% in 2020 and 17% in 2019). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2021 (36% in 2020 and 38% in 2019).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 30% (24% in 2020 and 31% in 2019) of the direct cost of the Chile Operating segment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (20% in 2020) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 42% (33% in 2020) of our wine supply for export came from our own vineyards.

The remaining 74% (80% in 2020) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 60% (65% in 2020 and 54% in 2019) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (16% in 2020 and 19% in 2019) of the total supply.

We should consider that as of December 31, 2021, wine represents 60% (59% in 2020 and 60% in 2019) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 36% (38% in 2020 and 33% in 2019).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2021, amounted to ThCh$ 1,014,092,586 (ThCh$ 757,097,886 in 2020 and ThCh$ 694,307,741 in 2019). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a (loss) gain before taxes of ThCh$ 51,992,161 (ThCh$ 38,770,441 in 2020 and ThCh$ 33,084,911 in 2019) for the Chile Operating segment, ThCh$ 20,522,990 (ThCh$ 13,698,385 in 2020 and ThCh$ 14,807,640 in 2019) for the International Business Operating segment and ThCh$ 10,139,588 (ThCh$ 8,959,908 in 2020 and ThCh$ 8,310,433 in 2019) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 66% of total trade accounts receivable (70% in 2020). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2021, is equivalent to 85% (86% in 2020) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 18 days overdue (33 in 2020 and 30 in 2019).

As of December 31, 2021, the Company has approximately 1.409 customers (1,405 in 2020) with more than Ch$ 10 million in debt each, which altogether represent approximately 88% (88% in 2020) of total trade accounts receivable. There are 276 customers (272 customers in 2020) with balances in excess of Ch$ 50 million each, representing approximately 78% (76% in 2020) of the total accounts receivable. The 91% (92% in 2020) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 100% (99% in 2020).

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2021, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2021, that amount to ThCh$ 5,820,206 (ThCh$ 6,323,298 in 2020) are needed since a large percentage of these are covered by insurance (See Note 10 – Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 12% of total trade accounts receivable (13% in 2020). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 96% (98% in 2020) of individually significant accounts receivable. This coverage accounts for more than 88% (89% in 2020) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2021, there were 71 customers (60 in 2020) with more than ThCh$ 65,000 of debt each, which represent 93% (88% in 2020) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 28 days overdue (25 days average in 2020).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2021. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 – Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2021, the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Risk from health crises

Health crises, pandemics or the outbreak of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the case of the recent outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, limit our production and distribution capacity, and/or generate a contraction in the demand for our products. The degree of impact on our operations will depend on factors that we cannot predict, such as the duration, spread, and severity of the health crisis.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the economies where we operate or the financial markets, and consequently in our financial condition or results of operations.

The Company’s financial liabilities expiring as of December 31, 2021 and December 31, 2020 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2021	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	190,661,800	4,505,654	74,860,895	112,655,890	10,390,245	2,727,799	205,140,483
Bond payable	347,828,044	5,163,114	7,667,710	59,816,383	116,282,352	237,482,947	426,412,506
Lease liabilities	35,161,384	1,959,601	5,372,094	10,310,033	3,927,456	24,202,014	45,771,198
Deposits for return of bottles and containers	11,980,948	-	11,980,948	-	-	-	11,980,948
Sub-Total	585,632,176	11,628,369	99,881,647	182,782,306	130,600,053	264,412,760	689,305,135
Derivatives
Derivatives not designated as hedges	411,954	411,954	-	-	-	-	411,954
Derivatives designated as hedges	8,813,456	799,211	4,245,323	883,649	3,153,183	-	9,081,366
Sub-Total	9,225,410	1,211,165	4,245,323	883,649	3,153,183	-	9,493,320
Total	594,857,586	12,839,534	104,126,970	183,665,955	133,753,236	264,412,760	698,798,455

(*) View current and non-current book value in Note 7– Financial Instruments.

As of December 31, 2020	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	125,906,105	836,693	39,751,923	79,476,094	12,885,867	803,482	133,754,059
Bond payable	332,416,479	4,954,003	7,303,258	34,748,671	109,950,580	255,265,277	412,221,789
Lease liabilities	32,134,911	1,689,539	4,415,461	7,687,792	4,724,806	23,943,806	42,461,404
Deposits for return of bottles and containers	14,116,167	-	14,116,167	-	-	-	14,116,167
Sub-Total	504,573,662	7,480,235	65,586,809	121,912,557	127,561,253	280,012,565	602,553,419
Derivatives
Derivatives not designated as hedges	4,243,939	4,243,939	-	-	-	-	4,243,939
Derivatives designated as hedges	5,323,640	1,176,303	4,521,259	-	-	-	5,697,562
Sub-Total	9,567,579	5,420,242	4,521,259	-	-	-	9,941,501
Total	514,141,241	12,900,477	70,108,068	121,912,557	127,561,253	280,012,565	612,494,920

(*) View current and non-current book value in Note 7– Financial Instruments.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3.Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

a)	Information as per operating segments for the years ended December 31, 2021 and 2020:

	Chile		International Business		Wines		Others		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,538,677,522	1,208,196,118	657,839,497	391,125,264	245,271,440	223,273,704	-	-	2,441,788,459	1,822,595,086
Other income	21,328,227	18,300,114	15,022,421	11,403,939	5,138,052	4,240,620	1,435,121	1,053,919	42,923,821	34,998,592
Sales revenue between segments	18,146,164	16,266,638	5,082,733	299,622	11,210,573	7,696,044	(34,439,470)	(24,262,304)	-	-
Net sales	1,578,151,913	1,242,762,870	677,944,651	402,828,825	261,620,065	235,210,368	(33,004,349)	(23,208,385)	2,484,712,280	1,857,593,678
Change %	27.0	-	68.3	-	11.2	-	-	-	33.8	-
Cost of sales	(810,802,559)	(626,099,060)	(341,082,046)	(229,669,229)	(159,494,416)	(139,512,564)	19,819,224	11,244,931	(1,291,559,797)	(984,035,922)
% of Net sales	51.4	50.4	50.3	57.0	61.0	59.3	-	-	52.0	53.0
Gross margin	767,349,354	616,663,810	336,862,605	173,159,596	102,125,649	95,697,804	(13,185,125)	(11,963,454)	1,193,152,483	873,557,756
% of Net sales	48.6	49.6	49.7	43.0	39.0	40.7	-	-	48.0	47.0
MSD&A (1)	(506,891,948)	(443,636,760)	(288,303,183)	(189,421,217)	(69,052,335)	(64,790,758)	(17,929,915)	(6,941,510)	(882,177,381)	(704,790,245)
% of Net sales	32.1	35.7	42.5	47.0	26.4	27.5	-	-	35.5	37.9
Other operating income (expenses)	1,077,090	1,634,543	8,004,833	14,910,793	605,853	622,178	217,971	655,840	9,905,747	17,823,354
Adjusted operating result (2)	261,534,496	174,661,593	56,564,255	(1,350,828)	33,679,167	31,529,224	(30,897,069)	(18,249,124)	320,880,849	186,590,865
Change %	49.7	-	(4,287.4)	-	6.8	-	-	-	72.0	-
% of Net sales	16.6	14.1	8.3	(0.3)	12.9	13.4	-	-	12.9	10.0
Net financial expense	-	-	-	-	-	-	-	-	(21,396,824)	(25,262,920)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	226,026	(8,437,209)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(10,149,345)	2,551,823
Results as per adjustment units	-	-	-	-	-	-	-	-	2,529,298	(429,198)
Other gains (losses)	-	-	-	-	-	-	-	-	9,590,450	(11,410,085)
Income before taxes									301,680,454	143,603,276
Tax income (expense)									(82,629,773)	(35,408,420)
Net income for year									219,050,681	108,194,856
Non-controlling interests									19,887,950	12,042,584
Net income attributable to equity holders of the parent									199,162,731	96,152,272
Depreciation and amortization	73,082,403	70,106,357	34,289,517	25,551,989	12,011,674	11,575,351	4,733,145	2,580,279	124,116,739	109,813,976
ORBDA (3)	334,616,899	244,767,950	90,853,772	24,201,161	45,690,841	43,104,575	(26,163,924)	(15,668,845)	444,997,588	296,404,841
Change %	36.7	-	275.4	-	6.0	-	-	-	50.1	-
% of Net sales	21.2	19.7	13.4	6.0	17.5	18.3	-	-	17.9	16.0

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b)	Information as per operating segments for the years ended December 31, 2020 and 2019:

	Chile		International Business		Wines		Others		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,208,196,118	1,134,048,629	391,125,264	452,267,652	223,273,704	203,230,777	-	-	1,822,595,086	1,789,547,058
Other income	18,300,114	16,438,937	11,403,939	11,724,538	4,240,620	3,806,545	1,053,919	1,023,619	34,998,592	32,993,639
Sales revenue between segments	16,266,638	13,816,469	299,622	495,259	7,696,044	5,284,436	(24,262,304)	(19,596,164)	-	-
Net sales	1,242,762,870	1,164,304,035	402,828,825	464,487,449	235,210,368	212,321,758	(23,208,385)	(18,572,545)	1,857,593,678	1,822,540,697
Change %	6.7	-	(13.3)	-	10.8	-	-	-	1.9	-
Cost of sales	(626,099,060)	(540,048,331)	(229,669,229)	(248,880,925)	(139,512,564)	(128,763,785)	11,244,931	9,374,851	(984,035,922)	(908,318,190)
% of Net sales	50.4	46.4	57.0	53.6	59.3	60.6	-	-	53.0	49.8
Gross margin	616,663,810	624,255,704	173,159,596	215,606,524	95,697,804	83,557,973	(11,963,454)	(9,197,694)	873,557,756	914,222,507
% of Net sales	49.6	53.6	43.0	46.4	40.7	39.4	-	-	47.0	50.2
MSD&A (1)	(443,636,760)	(429,093,171)	(189,421,217)	(210,155,693)	(64,790,758)	(55,595,811)	(6,941,510)	(9,726,563)	(704,790,245)	(704,571,238)
% of Net sales	35.7	36.9	47.0	45.2	27.5	26.2	-	-	37.9	38.7
Other operating income (expenses)	1,634,543	5,266,475	14,910,793	14,201,709	622,178	515,019	655,840	1,173,780	17,823,354	21,156,983
Adjusted operating result (2)	174,661,593	200,429,008	(1,350,828)	19,652,540	31,529,224	28,477,181	(18,249,124)	(17,750,477)	186,590,865	230,808,252
Change %	(12.9)	-	(106.9)	-	10.7	-	-	-	(19.2)	-
% of Net sales	14.1	17.2	(.3)	4.2	13.4	13.4	-	-	10.0	12.7
Net financial expense	-	-	-	-	-	-	-	-	(25,262,920)	(14,602,562)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,437,209)	(16,431,759)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	2,551,823	(9,054,155)
Results as per adjustment units	-	-	-	-	-	-	-	-	(429,198)	(8,255,001)
Other gains (losses)	-	-	-	-	-	-	-	-	(11,410,085)	3,156,799
Income before taxes									143,603,276	185,621,574
Tax income (expense)									(35,408,420)	(39,975,914)
Net income for year									108,194,856	145,645,660
Non-controlling interests									12,042,584	15,503,968
Net income attributable to equity holders of the parent									96,152,272	130,141,692
Depreciation and amortization	70,106,357	66,301,914	25,551,989	27,077,745	11,575,351	9,826,148	2,580,279	1,815,127	109,813,976	105,020,934
ORBDA (3)	244,767,950	266,730,922	24,201,161	46,730,285	43,104,575	38,303,329	(15,668,845)	(15,935,350)	296,404,841	335,829,186
Change %	(8.2)	-	(48.2)	-	12.5	-	-	-	(11.7)	-
% of Net sales	19.7	22.9	6.0	10.1	18.3	18.0	-	-	16.0	18.4

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Chile (1)	1,781,697,146	1,436,790,253	1,342,369,499
Argentina (2)	612,603,034	338,214,943	390,443,569
Uruguay	21,643,168	19,483,698	17,805,957
Paraguay	48,286,593	39,244,642	47,148,643
Bolivia	20,482,339	23,860,142	24,773,029
Foreign countries	703,015,134	420,803,425	480,171,198
Total	2,484,712,280	1,857,593,678	1,822,540,697

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Domestic sales	2,354,364,404	1,729,519,439	1,702,109,548
Exports sales	130,347,876	128,074,239	120,431,149
Total	2,484,712,280	1,857,593,678	1,822,540,697

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,713,348,191	1,249,738,114	1,206,288,857
Non-alcoholic business	728,440,268	572,856,972	583,258,201
Others (1)	42,923,821	34,998,592	32,993,639
Total	2,484,712,280	1,857,593,678	1,822,540,697

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Chile operating segment	73,082,403	70,106,357	66,301,914
International Business operating segment	34,289,517	25,551,989	27,077,745
Wines operating segment	12,011,674	11,575,351	9,826,148
Others (1)	4,733,145	2,580,279	1,815,127
Total	124,116,739	109,813,976	105,020,934

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	293,355,573	280,669,513	242,320,045
Chile operating segment	121,754,766	151,303,443	139,560,085
International business operating segment	101,401,629	46,144,420	3,885,657
Wines operating segment	19,545,855	30,806,504	37,196,293
Others (1) (*)	50,653,323	52,415,146	61,678,010

Cash flows from (used in ) Investing Activities	(178,992,533)	(140,545,147)	(144,185,726)
Chile operating segment	(40,365,451)	(127,007,063)	(125,009,624)
International business operating segment	(63,129,231)	(31,326,275)	(38,558,437)
Wines operating segment	(8,920,470)	(13,617,314)	(28,895,781)
Others (1) (*)	(66,577,381)	31,405,505	48,278,116

Cash flows from (used in ) Financing Activities	(233,643,855)	64,749,555	(199,420,161)
Chile operating segment	(107,692,241)	(32,340,146)	(14,458,606)
International business operating segment	(9,003,717)	8,883,672	25,039,794
Wines operating segment	(40,134,129)	23,435,811	439,231
Others (1) (*)	(76,813,768)	64,770,218	(210,440,580)

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.

(*) It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Chile operating segment	94,336,053	74,932,872	69,394,303
International Business operating segment	63,288,453	31,573,930	38,524,717
Wines operating segment	8,977,284	13,214,298	22,020,111
Others (1)	5,252,192	3,065,629	10,548,718
Total	171,853,982	122,786,729	140,487,849

(1)	Others include the capital investments corresponding to the Corporate Support Units.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile operating segment	1,586,202,143	1,473,645,561
International Business operating segment	637,642,711	428,447,375
Wines operating segment	442,524,176	425,591,825
Others (1)	180,381,607	197,651,771
Total	2,846,750,637	2,525,336,532
(1)	Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile (1)	2,162,818,404	2,065,140,158
Argentina (2)	557,983,133	353,431,002
Uruguay	27,854,154	23,678,290
Paraguay	60,700,994	48,742,190
Bolivia	37,393,952	34,344,892
Total	2,846,750,637	2,525,336,532
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile operating segment	737,711,189	599,712,023
International Business operating segment	269,896,961	174,963,952
Wines operating segment	172,223,909	175,772,540
Others (1)	241,403,275	166,069,342
Total	1,421,235,334	1,116,517,857

(1)	Others include liabilities corresponding to the Corporate Support Units.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		2,441,788,459	1,822,595,086	1,789,547,058
Other income		42,923,821	34,998,592	32,993,639
Net sales		2,484,712,280	1,857,593,678	1,822,540,697
Change %		33.8	1.9	-
Cost of sales		(1,291,559,797)	(984,035,922)	(908,318,190)
% of Net sales		52.0	53.0	49.8
Gross margin		1,193,152,483	873,557,756	914,222,507
% of Net sales		48.0	47.0	50.2
MSD&A (1)		(882,177,381)	(704,790,245)	(704,571,238)
% of Net sales		35.5	37.9	38.7
Other operating income (expenses)		9,905,747	17,823,354	21,156,983
Adjusted operating result (2)		320,880,849	186,590,865	230,808,252
Change %		72.0	(19.2)	-
% of Net sales		12.9	10.0	12.7
Net financial expense	33	(21,396,824)	(25,262,920)	(14,602,562)
Equity and income of associates and joint ventures	16	226,026	(8,437,209)	(16,431,759)
Gains (losses) on exchange differences	33	(10,149,345)	2,551,823	(9,054,155)
Results as per adjustment units	33	2,529,298	(429,198)	(8,255,001)
Other gains (losses)	32	9,590,450	(11,410,085)	3,156,799
Income before taxes		301,680,454	143,603,276	185,621,574
Tax income (expense)	25	(82,629,773)	(35,408,420)	(39,975,914)
Net income		219,050,681	108,194,856	145,645,660
Non-controlling interests	29	19,887,950	12,042,584	15,503,968
Net income attributable to equity holders of the parent		199,162,731	96,152,272	130,141,692
Depreciation and amortization	30	124,116,739	109,813,976	105,020,934
ORBDA (3)		444,997,588	296,404,841	335,829,186
Change %		50.1	(11.7)	-
% of Net sales		17.9	16.0	18.4

See definition of (1), (2) and (3), in information as per Operating segment under this Note.

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Net income	219,050,681	108,194,856	145,645,660
Add (Subtract):
Other gains (losses)	(9,590,450)	11,410,085	(3,156,799)
Finance income	(14,263,669)	(3,451,143)	(13,117,641)
Finance costs	35,660,493	28,714,063	27,720,203
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(226,026)	8,437,209	16,431,759
Gains (losses) on exchange differences	10,149,345	(2,551,823)	9,054,155
Result as per adjustment units	(2,529,298)	429,198	8,255,001
Income tax expense	82,629,773	35,408,420	39,975,914
Adjusted operating result	320,880,849	186,590,865	230,808,252
Depreciation and amortization	124,116,739	109,813,976	105,020,934
ORBDA	444,997,588	296,404,841	335,829,186

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(438,601,936)	(337,101,549)	(327,543,973)
Administrative expenses	(161,390,779)	(138,811,668)	(136,975,243)
Other expenses by function	(284,087,358)	(230,349,566)	(241,479,749)
Other expenses included in ´Other expenses by function´	1,902,692	1,472,538	1,427,727
Total MSD&A	(882,177,381)	(704,790,245)	(704,571,238)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 - Investments accounted for using equity method.

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	222,443	-
Market securities and investments in other companies	14,013,076	-	7,329,096	-
Derivative hedge assets	-	31,252,095	4,661,049	11,953,435
Total other financial assets	23,851,496	31,252,095	12,212,588	11,953,435
Accounts receivable - trade and other receivable (net)	372,995,729	3,801,244	275,387,923	1,860,635
Accounts receivable from related parties	5,307,264	104,197	5,313,079	132,555
Total accounts receivables	378,302,993	3,905,441	280,701,002	1,993,190
Sub-Total financial assets	402,154,489	35,157,536	292,913,590	13,946,625
Cash and cash equivalents	265,568,125	-	396,389,016	-
Total financial assets	667,722,614	35,157,536	689,302,606	13,946,625
Bank borrowings	76,169,204	114,492,596	37,754,705	88,151,400
Bonds payable	8,087,630	339,740,414	7,691,023	324,725,456
Deposits for return of bottles and containers	11,980,948	-	14,116,167	-
Total financial liabilities measured at amortized cost	96,237,782	454,233,010	59,561,895	412,876,856
Derivatives not designated as hedges	411,954	-	4,243,939	-
Derivatives designated as hedges	4,776,623	4,036,833	5,323,640	-
Total financial derivative liabilities	5,188,577	4,036,833	9,567,579	-
Total other financial liabilities (*)	101,426,359	458,269,843	69,129,474	412,876,856
Lease Liabilities	6,152,361	29,009,023	4,934,639	27,200,272
Total lease liabilities (**)	6,152,361	29,009,023	4,934,639	27,200,272
Account payable- trade and other payable	515,569,184	29,457	324,521,077	19,875
Accounts payable to related parties	26,208,319	-	18,432,354	-
Total commercial obligations and other accounts payable	541,777,503	29,457	342,953,431	19,875
Total financial liabilities	649,356,223	487,308,323	417,017,544	440,097,003

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	9,838,420	222,443	222,443
Market securities and investments in other companies	14,013,076	14,013,076	7,329,096	7,329,096
Derivative hedge assets	31,252,095	31,252,095	16,614,484	16,614,484
Total other financial assets	55,103,591	55,103,591	24,166,023	24,166,023
Accounts receivable - trade and other receivable (net)	376,796,973	376,796,973	277,248,558	277,248,558
Accounts receivable from related parties	5,411,461	5,411,461	5,445,634	5,445,634
Total accounts receivables	382,208,434	382,208,434	282,694,192	282,694,192
Sub-Total financial assets	437,312,025	437,312,025	306,860,215	306,860,215
Cash and cash equivalents	265,568,125	265,568,125	396,389,016	396,389,016
Total financial assets	702,880,150	702,880,150	703,249,231	703,249,231
Bank borrowings	190,661,800	193,844,871	125,906,105	131,188,200
Bonds payable	347,828,044	328,366,713	332,416,479	373,570,478
Deposits for return of bottles and containers	11,980,948	11,980,948	14,116,167	14,116,167
Total financial liabilities measured at amortized cost	550,470,792	534,192,532	472,438,751	518,874,845
Derivatives not designated as hedges	411,954	411,954	4,243,939	4,243,939
Derivatives designated as hedges	8,813,456	8,813,456	5,323,640	5,323,640
Total financial derivative liabilities	9,225,410	9,225,410	9,567,579	9,567,579
Total other financial liabilities (*)	559,696,202	543,417,942	482,006,330	528,442,424
Lease Liabilities	35,161,384	35,161,384	32,134,911	32,134,911
Total lease liabilities (**)	35,161,384	35,161,384	32,134,911	32,134,911
Account payable- trade and other payable	515,598,641	515,598,641	324,540,952	324,540,952
Accounts payable to related parties	26,208,319	26,208,319	18,432,354	18,432,354
Total commercial obligations and other accounts payable	541,806,960	541,806,960	342,973,306	342,973,306
Total financial liabilities	1,136,664,546	1,120,386,286	857,114,547	903,550,641

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, financial derivative liabilities, and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b)	Financial instruments by category:

As of December 31, 2021	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,838,420	-	-	9,838,420
Marketable securities and investments in other companies	14,013,076	-	-	14,013,076
Derivative hedge assets	-	-	31,252,095	31,252,095
Total other financial assets	23,851,496	-	31,252,095	55,103,591
Cash and cash equivalents	-	265,568,125	-	265,568,125
Trade and other receivable (net)	-	376,796,973	-	376,796,973
Accounts receivable from related parties	-	5,411,461	-	5,411,461
Total financial assets	23,851,496	647,776,559	31,252,095	702,880,150

As of December 31, 2021	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	190,661,800	190,661,800
Bonds payable	-	-	347,828,044	347,828,044
Deposits for return of bottles and containers	-	-	11,980,948	11,980,948
Derivatives not designated as hedges	411,954	-	-	411,954
Derivatives designated as hedges	-	8,813,456	-	8,813,456
Total other financial liabilities	411,954	8,813,456	550,470,792	559,696,202
Leases liabilities	-	-	35,161,384	35,161,384
Account payable- trade and other payable	-	-	515,598,641	515,598,641
Accounts payable to related parties	-	-	26,208,319	26,208,319
Total financial liabilities	411,954	8,813,456	1,127,439,136	1,136,664,546

As of December 31, 2020	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	222,443	-	-	222,443
Marketable securities and investments in other companies	7,329,096	-	-	7,329,096
Derivative hedge assets	-	-	16,614,484	16,614,484
Total other financial assets	7,551,539	-	16,614,484	24,166,023
Cash and cash equivalents	-	396,389,016	-	396,389,016
Trade and other receivable (net)	-	277,248,558	-	277,248,558
Accounts receivable from related parties	-	5,445,634	-	5,445,634
Total financial assets	7,551,539	679,083,208	16,614,484	703,249,231

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	125,906,105	125,906,105
Bonds payable	-	-	332,416,479	332,416,479
Deposits for return of bottles and containers	-	-	14,116,167	14,116,167
Derivatives not designated as hedges	4,243,939	-	-	4,243,939
Derivatives designated as hedges	-	5,323,640	-	5,323,640
Total other financial liabilities	4,243,939	5,323,640	472,438,751	482,006,330
Leases liabilities	-	-	32,134,911	32,134,911
Account payable- trade and other payable	-	-	324,540,952	324,540,952
Accounts payable to related parties	-	-	18,432,354	18,432,354
Total financial liabilities	4,243,939	5,323,640	847,546,968	857,114,547

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2021				As of December 31, 2020
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	3	8,000	31,252,095	4,330,917	4	10,000	16,614,484	4,815,182
Less than a year		-	-	4,330,917		-	4,661,049	4,815,182
Between 1 and 5 years		8,000	31,252,095	-		10,000	11,953,435	-
Cross currency interest rate swaps USD/EURO	-	-	-	-	1	11,600	-	508,458
Less than a year		-	-	-		11,600	-	508,458
Cross currency interest rate swaps UF/EURO	1	296	-	1,153,698	-	-	-	-
Less than a year		-	-	65,288		-	-	-
Between 1 and 5 years		296	-	1,088,410		-	-	-
Cross currency interest rate swaps UF/USD	1	479	-	3,328,841	-	-	-	-
Less than a year		-	-	380,418		-	-	-
Between 1 and 5 years		479	-	2,948,423		-	-	-
Subtotal hedging derivatives	5		31,252,095	8,813,456	5		16,614,484	5,323,640
Forwards USD	19	132,333	8,231,588	268,328	21	101,418	63,143	4,118,216
Less than a year		132,333	8,231,588	268,328		101,418	63,143	4,118,216
Forwards Euro	3	36,187	1,413,219	53,421	5	23,884	9,819	125,723
Less than a year		36,187	1,413,219	53,421		23,884	9,819	125,723
Forwards CAD	1	1,780	-	67,330	1	2,500	100,958	-
Less than a year		1,780	-	67,330		2,500	100,958	-
Forwards GBP	2	740	-	19,685	1	800	48,523	-
Less than a year		740	-	19,685		800	48,523	-
Forwards CHF	2	-	193,613	3,190	-	-	-	-
Less than a year		-	193,613	3,190		-	-	-
Subtotal derivatives with effects on income	27		9,838,420	411,954	28		222,443	4,243,939
Total instruments	32		41,090,515	9,225,410	33		16,836,927	9,567,579

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in
Note 21 – Other financial liabilities.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2021
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bank bonds	UF	97,057,334	CLP	86,696,081	10,361,253	08-10-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	62,695,477	CLP	55,848,021	6,847,456	06-01-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	93,491,832	CLP	83,779,363	9,712,469	06-01-2023
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	14,695,305	USD	18,024,146	(3,328,841)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	9,095,477	EUR	10,249,175	(1,153,698)	06-02-2025

As of December 31, 2020
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	USD	8,288,973	EUR	8,797,431	(508,458)	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	53,163,284	CLP	48,502,235	4,661,049	09-15-2021
Banco Santander - Chile	Flow interest rate on bank bonds	UF	99,523,402	CLP	96,705,562	2,817,840	08-10-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	63,400,143	CLP	61,365,413	2,034,730	06-01-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	94,206,548	CLP	91,920,865	2,285,683	06-01-2023

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2021, a credit before income taxes of ThCh$ 2,168,254 (ThCh$ 4,068,855 and ThCh$ 345,986, in 2020 and 2019, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.
Level 2

Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2021	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	9,838,420	-
Market securities and investments in other companies	14,013,076	14,013,076	-	-
Derivative hedge assets	31,252,095	-	31,252,095	-
Total other financial assets	55,103,591	14,013,076	41,090,515	-
Derivative financial instruments	411,954	-	411,954	-
Derivative hedge liabilities	8,813,456	-	8,813,456	-
Total financial derivative liabilities	9,225,410	-	9,225,410	-

As of December 31, 2020	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	222,443	-
Market securities and investments in other companies	7,329,096	7,329,096	-	-
Derivative hedge assets	16,614,484	-	16,614,484	-
Total other financial assets	24,166,023	7,329,096	16,836,927	-
Derivative financial instruments	4,243,939	-	4,243,939	-
Derivative hedge liabilities	5,323,640	-	5,323,640	-
Total financial derivative liabilities	9,567,579	-	9,567,579	-

During the year ended as of December 31, 2021, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 8 Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$	ThCh$
Cash on hand	182,491	320,274	242,308
Bank balances	68,131,885	80,767,977	71,393,732
Cash	68,314,376	81,088,251	71,636,040
Time deposits	54,890,333	106,109,299	4,356,420
Securities purchased under resale agreements	109,332,901	179,357,487	101,077,015
Investments in mutual funds	33,030,515	19,194,583	5,888,424
Short term investments classified as cash equivalents	142,363,416	198,552,070	106,965,439
Cash equivalents	197,253,749	304,661,369	111,321,859
Overnight deposits	-	10,639,396	13,411,325
Total other cash and cash equivalents	-	10,639,396	13,411,325
Total	265,568,125	396,389,016	196,369,224
F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of cash and cash equivalents by currency as of December 31, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	-	10,256	-	-	106,281	-	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	-	14,559,327	-	-	-	-	54,890,333
Securities purchased under resale agreements	109,332,901	-	-	-	-	-	-	-	109,332,901
Investments in mutual funds	-	-	-	33,030,515	-	-	-	-	33,030,515
Short term investments classified as cash equivalents	109,332,901	-	-	33,030,515	-	-	-	-	142,363,416
Cash equivalents	125,589,948	24,073,959	-	47,589,842	-	-	-	-	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

The composition of cash and cash equivalents by currency as of December 31, 2020, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	83,672	3,702	-	13,683	-	26,056	193,161	-	320,274
Bank balances	63,009,146	7,026,213	862,011	2,474,235	1,213,256	2,508,234	3,227,494	447,388	80,767,977
Cash	63,092,818	7,029,915	862,011	2,487,918	1,213,256	2,534,290	3,420,655	447,388	81,088,251
Time deposits	92,915,729	4,621,188	-	8,572,382	-	-	-	-	106,109,299
Securities purchased under resale agreements	179,353,248	4,239	-	-	-	-	-	-	179,357,487
Investments in mutual funds	-	-	-	19,194,583	-	-	-	-	19,194,583
Short term investments classified as cash equivalents	179,353,248	4,239	-	19,194,583	-	-	-	-	198,552,070
Cash equivalents	272,268,977	4,625,427	-	27,766,965	-	-	-	-	304,661,369
Overnight deposits	-	10,639,396	-	-	-	-	-	-	10,639,396
Total other cash and cash equivalents	-	10,639,396	-	-	-	-	-	-	10,639,396
Total	335,361,795	22,294,738	862,011	30,254,883	1,213,256	2,534,290	3,420,655	447,388	396,389,016

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of cash and cash equivalents by currency as of December 31, 2019, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	92,440	3,964	-	6,727	-	-	139,177	-	242,308
Bank balances	48,583,607	10,176,489	2,592,865	1,577,902	1,384,395	2,763,191	3,184,376	1,130,907	71,393,732
Cash	48,676,047	10,180,453	2,592,865	1,584,629	1,384,395	2,763,191	3,323,553	1,130,907	71,636,040
Time deposits	2,450,392	1,906,028	-	-	-	-	-	-	4,356,420
Securities purchased under resale agreements	101,077,015	-	-	-	-	-	-	-	101,077,015
Investments in mutual funds	-	-	-	5,888,424	-	-	-	-	5,888,424
Short term investments classified as cash equivalents	101,077,015	-	-	5,888,424	-	-	-	-	106,965,439
Cash equivalents	103,527,407	1,906,028	-	5,888,424	-	-	-	-	111,321,859
Overnight deposits	-	13,411,325	-	-	-	-	-	-	13,411,325
Total other cash and cash equivalents	-	13,411,325	-	-	-	-	-	-	13,411,325
Total	152,203,454	25,497,806	2,592,865	7,473,053	1,384,395	2,763,191	3,323,553	1,130,907	196,369,224
F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of time deposits is detailed as follows:

As of December 31, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	0.03
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.03
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.03
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	0.03
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	0.03
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	0.03
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.03
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.02
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.02
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	0.03
Total				54,890,333

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Bice - Chile	11-30-2020	01-18-2021	CLP	599,924	0.02
Banco Bice - Chile	12-01-2020	02-16-2021	CLP	500,562	0.02
Banco Bice - Chile	12-21-2020	01-05-2021	CLP	171,656	0.02
Banco Consorcio - Chile	11-30-2020	01-11-2021	CLP	1,199,904	0.02
Banco de Chile	11-30-2020	02-22-2021	CLP	1,036,848	0.02
Banco de Chile	11-30-2020	01-20-2021	CLP	599,916	0.02
Banco de Chile	12-29-2020	01-05-2021	USD	3,554,760	0.05
Banco de Chile	12-29-2020	01-05-2021	USD	1,066,428	0.05
Banco de Chile	12-29-2020	01-05-2021	CLP	2,750,018	0.01
Banco de Crédito e Inversiones - Chile	12-03-2020	01-07-2021	CLP	4,001,080	0.03
Banco de Crédito e Inversiones - Chile	12-03-2020	01-12-2021	CLP	2,970,653	0.03
Banco de Crédito e Inversiones - Chile	12-04-2020	02-02-2021	CLP	3,035,095	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-09-2021	CLP	4,005,434	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-19-2021	CLP	4,000,760	0.03
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	349,981	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	1,599,915	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	150,770	0.02
Banco del Estado de Chile	12-02-2020	03-02-2021	CLP	3,203,525	0.02
Banco del Estado de Chile	12-14-2020	03-12-2021	CLP	2,998,561	0.02
Banco del Estado de Chile	12-28-2020	01-07-2021	CLP	599,968	0.02
Banco del Estado de Chile	12-28-2020	01-04-2021	CLP	5,160,074	0.01
Banco Galicia - Argentina	12-22-2020	01-21-2021	ARS	4,264,230	0.03
Banco Itaú - Chile	12-18-2020	03-18-2021	CLP	5,003,388	0.04
Banco Itaú - Chile	12-22-2020	02-19-2021	CLP	4,002,133	0.04
Banco Patagonia - Argentina	12-11-2020	01-11-2021	ARS	4,308,152	0.03
Banco Santander - Chile	10-23-2020	01-21-2021	CLP	3,002,365	0.02
Banco Santander - Chile	11-26-2020	01-11-2021	CLP	5,001,133	0.02
Banco Santander - Chile	11-26-2020	01-25-2021	CLP	5,001,133	0.02
Banco Santander - Chile	12-04-2020	02-02-2021	CLP	5,000,867	0.02
Banco Security - Chile	11-26-2020	01-22-2021	CLP	5,001,133	0.02
Banco Security - Chile	12-29-2020	03-29-2021	CLP	3,953,938	0.03
Scotiabank Chile	11-26-2020	02-23-2021	CLP	4,928,234	0.02
Scotiabank Chile	11-26-2020	02-24-2021	CLP	5,074,166	0.02
Scotiabank Chile	12-16-2020	02-15-2021	CLP	7,972,555	0.02
Scotiabank Chile	12-24-2020	03-24-2021	CLP	40,040	0.03
Total				106,109,299

As of December 31, 2019:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-27-2019	01-03-2020	CLP	2,450,392	0.12
Banco de Chile	12-27-2019	01-09-2020	USD	1,108,307	0.12
Banco de Chile	12-20-2019	01-10-2020	USD	486,897	0.12
Banco de Chile	12-23-2019	01-06-2020	USD	310,824	0.12
Total				4,356,420
F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2021:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	12,198,902	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	3,499,685	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	799,928	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	1,799,838	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	849,924	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	5,000,000	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	79	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	301,140	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	327	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	168	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	75	0.01
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	997,022	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	498,511	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-07-2021	CLP	598,291	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-05-2021	CLP	2,553,682	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-05-2021	CLP	1,497,373	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	598,213	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-07-2021	CLP	1,989,442	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-21-2021	CLP	1,546,802	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2020	01-05-2021	CLP	25,177,686	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-05-2021	CLP	246,346	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-07-2021	CLP	10,578	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-05-2021	CLP	2,642	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-14-2021	CLP	667,953	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-07-2021	CLP	1,715	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	3,025	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	5,000,000	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2020	01-14-2021	CLP	8,400,084	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,512	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2020	01-14-2021	CLP	2,000,020	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2020	01-14-2021	CLP	1,500,045	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2020	01-05-2021	CLP	4,823,214	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2020	01-21-2021	CLP	453,218	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	900,084	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,815	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2020	01-21-2021	CLP	1,200,012	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2020	01-14-2021	CLP	7,832,132	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2020	01-14-2021	CLP	1,000,010	0.03
BASA - Paraguay	BASA - Paraguay	10-19-2020	01-18-2021	USD	4,239	0.02
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2020	01-14-2021	CLP	11,525,797	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2020	01-07-2021	CLP	4,793,536	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-07-2021	CLP	20,639,190	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-14-2021	CLP	5,031,227	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-07-2021	CLP	37,761	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-14-2021	CLP	12,085,681	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2020	01-07-2021	CLP	3,530,093	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2020	01-14-2021	CLP	1,995,032	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	9,363,062	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-07-2021	CLP	14,000,280	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	600,012	0.03
Total					179,357,487

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2019:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A. - Chile	Banco de Crédito e Inversiones - Chile	12-30-2019	01-02-2020	CLP	1,124,056	0.22
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2019	01-02-2020	CLP	6,176,480	0.22
BanChile Corredores de Bolsa S.A. - Chile	Banco de Crédito e Inversiones - Chile	12-27-2019	01-02-2020	CLP	2,776,880	0.18
BanChile Corredores de Bolsa S.A. - Chile	Banco Itaú Corpbanca - Chile	12-27-2019	01-02-2020	CLP	489,632	0.18
BanChile Corredores de Bolsa S.A. - Chile	Banco de Crédito e Inversiones - Chile	12-30-2019	01-09-2020	CLP	100,005	0.16
BanChile Corredores de Bolsa S.A. - Chile	Banco Bice - Chile	12-27-2019	01-02-2020	CLP	734,448	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	4,001,333	0.20
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	9,403,133	0.20
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-27-2019	01-03-2020	CLP	12,003,360	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-27-2019	01-03-2020	CLP	5,001,400	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2019	01-03-2020	CLP	4,001,120	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Sudamericano - Chile	12-27-2019	01-02-2020	CLP	1,192,040	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2019	01-02-2020	CLP	658,478	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	200,012	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Sudamericano - Chile	12-27-2019	01-09-2020	CLP	1,200,336	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2019	01-24-2020	CLP	331,012	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2019	01-24-2020	CLP	369,030	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	6,002,000	0.20
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	300,018	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-23-2019	01-06-2020	CLP	1,200,672	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Sudamericano - Chile	12-30-2019	01-16-2020	CLP	3,864,985	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2019	01-16-2020	CLP	5,959,517	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2019	01-16-2020	CLP	1,000,060	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2019	01-16-2020	CLP	376,110	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	500,167	0.20
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-27-2019	01-06-2020	CLP	8,363,007	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-06-2020	CLP	639,513	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,500,525	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,211,714	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2019	01-03-2020	CLP	2,289,511	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	814,100	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-26-2019	01-03-2020	CLP	2,926,683	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	5,705,073	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2019	01-03-2020	CLP	5,109,314	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-26-2019	01-03-2020	CLP	2,950,955	0.21
Total					101,077,015

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	(5,791,718)	(19,287,372)	(13,549,638)
Cash flow used for control of subsidiaries or other business (2)	(12,207,458)	(86,912)	-
Payment for changes in ownership interests in subsidiaries (3)	-	(1,028,076)	(8,652,268)
Total	(17,999,176)	(20,402,360)	(22,201,906)

(1)	In 2021 corresponds to capital contributions made to Zona Franca Central Cervecera S.A.S., and in 2020 to Central Cervecera de Colombia S.A.S., and in 2019 to Zona Franca Central Cervecera S.A.S. (See Note 16 – Investments accounted using equity method).
(2)	In 2021, see Note 1 – general information, letter C), numbers (15) and (16). In 2020, see Note 1 – General information, letter C) number (11).
(3)	In 2020, see Note 15 – Business combinations letter d) and e). In 2019, see Note 15 – Business combinations letter b) and c).

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,731,652	-	3,279,763	-
Advertising	12,043,766	7,884,438	8,467,220	7,436,606
Advances to suppliers	11,126,150	-	1,495,893	-
Prepaid expenses	1,372,181	228,728	1,138,498	885,281
Total advances	28,273,749	8,113,166	14,381,374	8,321,887
Guarantees paid	11,153	149,284	11,153	142,232
Consumables	683,951	-	462,362	-
Dividends receivable	361,565	-	423,669	-
Other	-	3,905	-	15,549
Total other assets	1,056,669	153,189	897,184	157,781
Total	29,330,418	8,266,355	15,278,558	8,479,668

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	-	152,262,513	-
International business operating segment	73,047,039	-	47,024,646	-
Wines operating segment	59,645,896	-	49,402,271	-
Total commercial debtors	320,491,022	-	248,689,430	-
Impairment loss estimate	(5,820,206)	-	(6,323,298)	-
Total commercial debtors - net	314,670,816	-	242,366,132	-
Others accounts receivables (1)	58,324,913	3,801,244	33,021,791	1,860,635
Total other accounts receivable	58,324,913	3,801,244	33,021,791	1,860,635
Total	372,995,729	3,801,244	275,387,923	1,860,635

(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chilean Peso	237,454,591	183,196,543
Argentine Peso	68,951,336	39,900,845
US Dollar	38,729,972	29,115,797
Euro	10,590,738	8,750,745
Unidad de Fomento	4,026,471	1,193,711
Uruguayan Pesos	5,243,169	4,374,350
Paraguayan Guarani	8,056,575	6,739,979
Bolivian	1,527,637	1,464,727
Others currencies	2,216,484	2,511,861
Total	376,796,973	277,248,558

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The detail of the accounts receivable maturities as of December 31, 2021, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	182,192,821	3,474,949	291,779	379,429	1,459,109
International business operating segment	73,047,039	67,503,572	4,478,531	123,302	123,089	818,545
Wines operating segment	59,645,896	54,914,881	4,397,507	277,201	2,039	54,268
Total commercial debtors	320,491,022	304,611,274	12,350,987	692,282	504,557	2,331,922
Impairment loss estimate	(5,820,206)	(3,146,576)	(401,432)	(372,848)	(353,056)	(1,546,294)
Total commercial debtors - net	314,670,816	301,464,698	11,949,555	319,434	151,501	785,628
Others accounts receivables	58,324,913	58,033,614	114,849	176,450	-	-
Total other accounts receivable	58,324,913	58,033,614	114,849	176,450	-	-
Total current	372,995,729	359,498,312	12,064,404	495,884	151,501	785,628
Others accounts receivables	3,801,244	3,801,244	-	-	-	-
Total non-current	3,801,244	3,801,244	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2020, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	142,464,783	3,564,538	426,074	4,102,860	1,704,258
International business operating segment	47,024,646	41,271,483	4,421,421	232,540	92,003	1,007,199
Wines operating segment	49,402,271	44,612,286	4,121,263	296,220	281,739	90,763
Total commercial debtors	248,689,430	228,348,552	12,107,222	954,834	4,476,602	2,802,220
Impairment loss estimate	(6,323,298)	(1,030,614)	(415,004)	(252,497)	(2,150,796)	(2,474,387)
Total commercial debtors - net	242,366,132	227,317,938	11,692,218	702,337	2,325,806	327,833
Others accounts receivables	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total other accounts receivable	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total current	275,387,923	260,000,380	11,814,745	887,651	2,338,496	346,651
Others accounts receivables	1,860,635	1,860,635	-	-	-	-
Total non-current	1,860,635	1,860,635	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2021, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29,6% (33.4% in 2020) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2021			As of December 31, 2020
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.13%	362,644,888	(3,146,576)	0.07%	261,030,994	(1,030,614)
0 a 3 months	8.97%	12,465,836	(401,432)	7.89%	12,229,749	(415,004)
3 a 6 months	50.30%	868,732	(372,848)	48.40%	1,140,148	(252,497)
6 a 12 months	100.00%	504,557	(353,056)	100.00%	4,489,292	(2,150,796)
More than 12 months	100.00%	2,331,922	(1,546,294)	100.00%	2,821,038	(2,474,387)
Total		378,815,935	(5,820,206)		281,711,221	(6,323,298)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Balance at the beginning of year	(6,323,298)	(5,792,821)
Estimate of expected credit losses up 12 months	(1,846,559)	(2,375,250)
Estimate of expected credit losses longer than 12 months	(33,501)	(349,928)
Estimate for expected credit losses due to debt settlement	-	(156,112)
Impairment provision of accounts receivable	(1,880,060)	(2,881,290)
Uncollectible accounts	1,995,725	1,269,299
Add back of unused provisions	476,246	701,121
Effect of translation into presentation currency	(88,819)	380,393
Total	(5,820,206)	(6,323,298)

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas #33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. On July 30, 2021, this loan was settled through the sale of land between Inversiones Diaguitas #33 SpA. and Cervecera Guayacán SpA.

(5)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(6)	Corresponds to a mutual agreement agreed in development units between the subsidiary Cervecera Guayacán SpA and Inversiones Río Elqui SpA. for a total of UF 849.32. Its stipulates accrual of interest at 3.72% per year (base on 360 days) from the date on which each disbursement is made and until its payment. The subsidiary undertakes to repay the capital and interest on April 16, 2022.

The transaction table includes the main transactions made with related parties.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2021	As of December 31, 2020
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	724	1,038
6,972,382-9	Pablo José Granifo Lavín	Chile	(1)	Director of subsidiary	Sales of products	CLP	401	-
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director of subsidiary	Sales of products	CLP	302	38
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Director of subsidiary	Sales of products	CLP	58	-
7,483,250-4	Juan Pablo Solis De Ovando Lavin	Chile	(1)	Director of subsidiary	Sales of products	CLP	32	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(5)	Shareholder of subsidiary	Sale of shares	CLP	2,235	535
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	4,040	12,106
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	-	238
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	302	543
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	469	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,004	219
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	548	713
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	26,481	10,943
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	9,213	1,383
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	-	11,792
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	476,424	393,062
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	183	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,282,610	2,053,679
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	585	2,554
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	20,427	311,962
78,306,560-6	Inmobiliaria e Inversiones Rio Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	193
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	282	455
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,053	11,828
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	952,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	36,710	37,013
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	4,534	5,716
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	11,891	7,275
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	306	1,781
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	-	83
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	22,086	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	3,207	2,327
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,585	1,039
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,573
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,964	1,984
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	279,796	153,688
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	421	773
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,069	2,293
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	23,215	13,947
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	496	466
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,548	3,056
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	937	927
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	64
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	303	64
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	386	-
96,892,490-7	Administracion y Servicios Generales LQ S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	158	-
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,733	3,387
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,291	1,465
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	851,941	1,387,990
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	876
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	44,014	48,428
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,600	3,260
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,193	1,289
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	222,226	17,977
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	281	57
Total							5,307,264	5,313,079

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2021	As of December 31, 2020
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(5)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	61,691	90,049
Total							104,197	132,555

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2021	As of December 31, 2020
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	8,836	263
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	254,330	120,997
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	20,858	598
76,406,313-2	Cervecería Rapa Nui Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	7,515
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	202,828	86,929
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(4)	Shareholder of subsidiary	Loan	CLP	-	196,765
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(6)	Related to non-controlling subsidiary	Loan	CLP	25,694	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	3,964
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	168,431	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	5,157	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	103,521	43,453
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,553	801
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,693,360	1,107,795
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	1,015	-
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	15,786	13,287
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	13,428	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	478	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	19,531	51,959
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,067	1,234
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	215,112	251,751
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	3,288
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,604	1,920
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	32,576	18,128
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	179	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	17,548	444
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,234,632	2,780,514
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	965,010	832,449
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	52,495	-
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	99,532	72,913
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,466	11,051
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	728	607
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	26,483	73,030
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	53,305	38,270
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	19,953	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	41,794	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	-	85,588
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	6,250,581	3,408,971
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	13,195,268	6,115,308
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	48,375	91,587
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	81,225	2,859,390
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	105,774	-
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	5
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	316	-
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	940
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	2,520	172
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	151,871	93,707
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	54,099	56,761
Total							26,208,319	18,432,354

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Most significant transactions and effects on results:

For the year ended December 31, 2021 and 2020 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2021		2020
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan payment	-	-	10,000	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan	-	-	10,000	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Sale of shares	-	-	42,506	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	-	-	904	641
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,862,501	(1,862,501)	1,333,295	(1,333,295)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,200	2,200	2,400	2,400
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	19,874,256	-	5,964,834	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	455,343	-	63,170	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Interests	694	(694)	-	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	25,616	-	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	-	-	2,691	1,902
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	163,589	-	-	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,403,236	-	1,338,697	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	123,548	(123,548)	86,545	(86,545)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	683,279	528,872	438,916	339,730
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	514,992	(514,992)	475,007	(475,007)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	9,919,947	6,389,260	7,256,373	4,673,700
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,288,570	1,288,570	1,500,292	1,500,292
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	184,143	(184,143)	177,330	(177,330)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	16,825,818	-	9,978,333	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,446,878	-	2,499,985	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	31,495	-	29,702	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,119,455	-	1,033,478	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,710	3,009	37,013	5,767
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	11,495	7,590	6,468	4,270
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	6,708,433	-	7,590,887	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	21,151	14,827	13,829	9,695
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	153,960	(153,960)	124,888	(124,888)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	487,171	(487,171)	463,728	(463,728)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	3,280	2,433	9,796	7,266
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,713,899	1,216,904	1,078,599	765,828
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	169,256,200	-	46,345,861	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,594	9,594	9,274	9,274
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	91,000,000	-	488,700,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	116,319,261	17,476,786	483,900,000	73,833
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	-	-	27,744	27,744
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	3,930,995	-	4,818,549	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	105,618	99,122	113,971	106,961
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	39,223	(39,223)	17,783	(17,783)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	734	521
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	318,312	(318,312)	279,243	(279,243)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,759	-	26,662	-
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Services received	284,709	(284,709)	194,185	(194,185)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	18,180,143	-	14,135,192	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,771,495	-	635,969	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	326,264	326,264	334,106	334,106
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	5,489,100	(5,489,100)	583,211	(583,211)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	73,562	53,055	51,067	36,831
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	90,001,229	4,195,190	157,275,212	(4,262,234)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	72,605	(72,605)	121,403	(121,403)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	431,716,879	-	426,057,614	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	398,855	(398,855)	401,541	(401,541)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	425,089,594	3,354,006	422,665,655	54,456
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	174,307	155,969	145,533	130,223
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	957	670	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	274,937	(274,937)	26,010	(26,010)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,502	1,051	1,788	1,252
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,185	829	-	-
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,287	901	4,823	3,376
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	19,287,372	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,178	4,325	15,414	10,790
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	676	473	1,368	958
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	14,358	10,050
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,215	850	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	76,786	(76,786)	140,109	(140,109)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,338	9,337	14,681	10,277
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	77,782	54,447	-	-
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	725	508	217	152
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,744	3,321	13,611	9,528
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,962	1,374
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	284	199	464	325
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	16,520,290	-	10,419,088	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	18,793,675	(18,793,675)	12,444,232	(12,444,232)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	108,396	(108,396)	182,716	(182,716)
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	204	143	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	732	512	958	671
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,066	9,146	4,706	3,294
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	825	578	-	-
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	999	699	1,310	917
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	37,416	26,191	40,417	28,293
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	281	197	-	-
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	374,723	(374,723)	671,730	(671,730)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	23,405	16,384	14,215	9,950
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	5,791,718	-	-	-

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For the year ended December 31, 2020 and 2019 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2020		2019
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan payment	10,000	-	-	-
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan	10,000	-	-	-
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Sale of shares	42,506	-	-	-
76.079.669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	904	641	2,813	1,988
76.115.132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,333,295	(1,333,295)	2,054,644	(2,054,644)
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,400	2,400	69,567	25,771
76.313.970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,964,834	-	14,493,784	-
76.380.217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	63,170	-	160,967	-
76.727.040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	2,691	1,902	9,016	6,372
76.800.322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,338,697	-	927,097	-
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	86,545	(86,545)	135,589	(135,589)
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	438,916	339,730	796,617	614,988
77.755.610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	475,007	(475,007)	544,738	(544,738)
77.755.610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	7,256,373	4,673,700	6,975,121	4,492,551
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,500,292	1,500,292	2,289,097	2,289,097
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	177,330	(177,330)	269,996	(269,996)
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	9,978,333	-	10,237,934	-
79.985.340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,499,985	-	3,886,021	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,033,478	-	928,507	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	37,013	5,767	36,828	4,285
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	6,468	4,270	12,367	8,164
90.703.000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	7,590,887	-	4,931,641	-
91.705.000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	13,829	9,695	19,952	13,932
92.011.000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	124,888	(124,888)	200,481	(200,481)
92.011.000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	463,728	(463,728)	444,367	(444,367)
93.920.000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	9,796	7,266	38,007	28,630
94.625.000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,078,599	765,828	1,394,919	988,572
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	46,345,861	-	112,614,526	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,274	9,274	9,176	9,176
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	488,700,000	-	531,200,000	-
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	483,900,000	73,833	552,594,958	274,958
96.591.040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	4,818,549	-	5,201,040	-
96.591.040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	113,971	106,961	86,790	81,906
96.657.690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	17,783	(17,783)	-	-
96.657.690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	734	521	1,188	840
96.689.310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	279,243	(279,243)	187,378	(187,378)
96.798.520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,662	-	41,188	-
96.810.030-0	RDF Media SpAote.	Chile	Related to the controller's shareholder	Services received	194,185	(194,185)	306,153	(306,153)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,135,192	-	14,235,437	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	635,969	-	438,258	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	334,106	334,106	253,789	253,789
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	583,211	(583,211)	331,083	(331,083)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	51,067	36,831	71,885	51,102
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	157,275,212	(4,262,234)	75,540,396	2,859
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	121,403	(121,403)	149,209	(149,209)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	426,057,614	-	106,006,335	-
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	401,541	(401,541)	393,096	(393,096)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	422,665,655	54,456	105,256,049	175,733
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	145,533	130,223	246,431	223,733
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Purchase of products	-	-	5,515	(5,515)
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Capital decrease	-	-	11,200,000	-
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	27,744	27,744	325,857	325,857
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Consignation sales	-	-	956,516	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	26,010	(26,010)	265,594	(265,594)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,788	1,252	1,458	797
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,823	3,376	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	19,287,372	-	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,414	10,790	4,284	893
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,368	958	704	368
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,358	10,050	3,304	1,412
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	239	60
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	140,109	(140,109)	157,818	(157,818)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,681	10,277	15,626	9,009
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	152	3,860	1,005
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,611	9,528	457	135
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,962	1,374	-	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	464	325	967	665
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,419,088	-	12,449,658	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	12,444,232	(12,444,232)	10,395,266	(10,395,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	182,716	(182,716)	116,703	(116,703)
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	958	671	774	543
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,706	3,294	3,161	1,040
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,310	917	-	-
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	40,417	28,293	93,590	60,787
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	671,730	(671,730)	528,805	(528,805)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,215	9,950	3,489	2,152
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	-	-	13,563,816	-

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders´ Meeting referred to above resolved to maintain the Directors´ remuneration agreed at the previous Ordinary Shareholders´ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company´s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2021.

The aforementioned Shareholders´ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Audit's Committee	71,380	63,120	47,386
Directors' Committee	67,691	64,837	47,154
Attendance meetings fee	1,460,776	1,380,976	1,266,892
Dividend Participation	3,004,895	2,097,276	6,038,934

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Directors' Committee	17,689	16,655	13,650
Attendance meetings fee	226,566	199,798	190,080
Dividend Participation	28,064	27,773	18,541

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Chief Executives’ Remuneration as of December 31, 2021 amounted to ThCh$ 9,129,532 (ThCh$ 6,701,955 in 2020 and ThCh$ 7,993,975 in 2019). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Finished products	120,545,622	73,971,829
In process products	638,700	4,121,749
Raw material	189,700,921	140,148,143
In transit raw material	35,978,861	10,151,494
Materials and products	9,739,510	7,394,725
Realizable net value estimate and obsolescence	(3,176,553)	(3,944,679)
Total	353,427,061	231,843,261

For the years ended as of December 31, 2021, 2020 and 2019 the Company wrote off a total of ThCh$ 3,692,846, ThCh$ 1,877,113 and ThCh$ 1,962,689 against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Initial balance	(3,944,679)	(1,246,380)
Inventories write-down estimation	(2,902,530)	(4,667,808)
Inventories recognised as an expense	3,692,846	1,877,113
Business combinations effect	(22,190)	92,396
Total	(3,176,553)	(3,944,679)

As of December 31, 2021 and 2020, the Company does not have any inventory pledged as guarantee for financial obligations.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1 2020
Historic cost	9,459,071
Book Value	9,459,071

As of December 31, 2020
Conversion effect	(288,630)
Acquisitions	22,575,150
Decreases due to harvesting	(21,217,064)
Other increases (decreases) (1)	66,502
Changes	1,135,958
Book Value	10,595,029

As of December 31, 2020
Historic cost	10,595,029
Book Value	10,595,029

As of December 31, 2021
Conversion effect	(25,384)
Acquisitions	26,749,931
Decreases due to harvesting	(24,959,872)
Other increases (decreases) (1)	187,001
Changes	1,951,676
Book Value	12,546,705

As of December 31, 2021
Historic cost	12,546,705
Book Value	12,546,705

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 14 Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

During September 2015, the Board of subsidiary Saenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on December 31, 2021:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Land	1,848,903	1,752,783
Constructions	420,487	359,414
Machinery	13,330	9,130
Total	2,282,720	2,121,327

Note 15 Business Combinations

a)	Bebidas Bolivianas BBO S.A.

On June 28, 2019 and on July 11, 2019 the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 (equivalent to ThCh$ 849,630) and an amount of US$ 178,305 (equivalents to ThCh$ 122,210) respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

b) Bodega San Juan S.A.U.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. established the company Bodega San Juan S.A.U. making a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Graffigna winery and the Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by
US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date the subsidiary Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

On May 31, 2019, Bodega San Juan S.A.U. through a deed of sale became the owner of the businesses associated with the operation of the winery and the Pocito and Cañada Honda vineyards.

For this business combination the Company has determined the fair values of assets and liabilities (See Note 1 - General Information letter C, number (4)).

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

c) Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. coming from the purchase of 5,001 shares equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total interest of 50.001% on said subsidiary.

On August 28, 2020, Cervecería Szot SpA. carried out a capital increase equivalent of 95,710 shares of which CK participated in the subscription of 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 shares equivalent to ThCh$ 42,506 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. As a result of the forementioned, CK ended with a total participation of 50.0005% in this subsidiary.

For the business combination described above, the fair values of the assets and liabilities have been determined (see Note 1 – General information, letter C, number (8)).

d) Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares of which CK subscribed 50 shares at a value of ThCh$ 50,000 which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Additionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

For the business combination described above, the fair values of the assets and liabilities have been determined (see Note 1 – General information, letter C, number (9)).

e) La Consulta Vineyard.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard by a deed of sale and after having obtained regulatory approvals in Argentina.

For the business combination described above, the fair values of assets and liabilities have been determined (See Note 1 - General Information letter C, number (4)).

As of December 31, 2021, the Company has no other business combinations.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2021 and 2020, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2021	As of December 31, 2020
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	12,235,881	9,968,250
Central Cervecera de Colombia S.A.S.	50.00	22,337,040	28,125,779
Zona Franca Central Cervecera S.A.S.	50.00	102,959,342	91,652,215
Total joint ventures		137,532,263	129,746,244
Other companies		582,217	1,360,541
Total associated		582,217	1,360,541
Total		138,114,480	131,106,785

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	3,957,553	1,799,437	1,930,395
Foods Compañía de Alimentos CCU Ltda.	-	(354,154)	897,526
Central Cervecera de Colombia S.A.S.	(5,935,519)	(11,577,019)	(18,755,448)
Zona Franca Central Cervecera S.A.S.	2,904,998	1,690,661	(562,416)
Total joint ventures	927,032	(8,441,075)	(16,489,943)
Other companies	(701,006)	3,866	58,184
Total associated	(701,006)	3,866	58,184
Total	226,026	(8,437,209)	(16,431,759)

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Balance at the beginning of year	131,106,785	136,098,062
Other payments to acquire interests in joint ventures	5,791,718	19,287,372
Participation in the joint ventures and associates (loss)	226,026	(8,437,209)
Capital decrease (1)	-	(1,355,651)
Dividends received	(1,651,730)	(423,669)
Others (*)	2,641,681	(14,062,120)
Total	138,114,480	131,106,785

(1)	See Note 16 – Investments accounted for using equity method, number (2).

(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU Ltda. (Foods)

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

On November 18, 2019 at the Ordinary Shareholders Meeting, it was agreed to decrease the capital of the company by an amount of ThCh$ 22,400,000, leaving a final capital of ThCh$ 12,144,358. This decrease was paid in proportion to the number of shares held by each shareholder as of the date of said Meeting.

In the Extraordinary Shareholders' Meeting held on September 23, 2020, it was agreed to transform the company into a limited liability company (LLC), which was renamed as Foods Compañía de Alimentos CCU Limitada.

On November 11, 2020, Foods Compañía de Alimentos CCU Limitada was liquidated.

As a result of the aforementioned the shareholder CCU Inversiones S.A. exchanged its investment for assets: cash, which is presented in the Statement of Cash Flows under Investment flows in the line Other cash movements, and land and facilities in the Consolidated Financial Statement in the Item Investment Properties.

The effect on results of this dissolution amounted to ThCh $ 1,355,651.

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II SpA., and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of December 31, 2021 and 2020, the total amount contributed to CCC and ZF CC was US$ 286,949,917 (equivalents to ThCh$ 191,778,048) and US$ 279,394,156 (equivalents to ThCh$ 185,986,350), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2020.

As of December 31, 2021 and 2020, the significant items of the financial statements of 100% of joint ventures are summarized as follows:

	Joint ventures
	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Assets and Liabilities
Current assets	119,216,592	86,429,862
Non-current assets	308,504,421	290,767,946
Current liabilities	94,235,491	58,255,727
Non-current liabilities	62,342,964	62,082,064

	Joint ventures
	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	266,707,778	186,220,125	124,808,755
Operating result	(3,907,203)	(17,903,426)	(42,670,725)
Net income for year	548,637	(17,637,644)	(31,752,130)
Other comprehensive income	16,571,448	10,808,355	(49,363,608)
Depreciation and amortization	(15,726,722)	(16,209,859)	(11,386,595)

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	106,358,718	42,908,693	3,199,349	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2020
Additions	-	9,015,090	-	-	9,015,090
Additions for business combinations (cost) (1)	962,619	-	-	-	962,619
Divestitures (cost)	-	(81,714)	-	-	(81,714)
Divestitures (amortization)	-	68,545	-	-	68,545
Amortization of year	-	(2,408,529)	-	(94,155)	(2,502,684)
Conversion effect	(13,918,619)	(713,228)	-	(171,349)	(14,803,196)
Effect of conversion (amortization)	-	314,736	-	102,833	417,569
Others increase (decreased) (2)	9,245,717	230,951	-	85,878	9,562,546
Changes	(3,710,283)	6,425,851	-	(76,793)	2,638,775
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2020
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2021
Additions	-	5,124,679	-	-	5,124,679
Divestitures (cost)	-	(3,507,642)	-	-	(3,507,642)
Divestitures (amortization)	-	3,272,460	-	-	3,272,460
Amortization of year	-	(3,313,510)	-	(198,686)	(3,512,196)
Conversion effect	2,093,513	182,662	-	31,008	2,307,183
Effect of conversion (amortization)	-	(193,898)	-	(34,622)	(228,520)
Others increase (decreased) (2)	16,901,227	1,239,653	-	2,089,408	20,230,288
Changes	18,994,740	2,804,404	-	1,887,108	23,686,252
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2021
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

(1) See Note 15 – Business combinations d).

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2021	As of December 31, 2020
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,910,686	31,794,599
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	2,113,683	2,397,674
	Sub-Total	37,554,151	36,722,055
International Business	CCU Argentina S.A. and subsidiaries	51,457,083	35,260,216
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,337,366	2,076,714
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,747,752	3,137,761
	Bebidas Bolivianas BBO S.A.	6,621,507	5,573,122
	Sub-Total	64,163,708	46,047,813
Wines	Viña San Pedro Tarapacá S.A. (2)	19,925,316	19,878,567
	Sub-Total	19,925,316	19,878,567
Total		121,643,175	102,648,435

(1)	See Note 15 – Business combinations , letters d).
(2)	See Note 15 – Business combinations, letters e).

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2020
Historic cost	124,955,438
Book Value	124,955,438

As of December 31, 2020
Other increases (decreases) (1)	6,243,023
Impairment of the year (2)	(3,401,430)
Conversion effect	(10,606,268)
Changes	(7,764,675)
Book Value	117,190,763

As of December 31, 2020
Historic cost	117,190,763
Book Value	117,190,763

As of December 31, 2021
Other increases (decreases) (1)	11,604,421
Conversion effect	2,377,651
Changes	13,982,072
Book Value	131,172,835

As of December 31, 2021
Historic cost	131,172,835
Book Value	131,172,835

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

(2) Corresponds to impairment of Bebidas Bolivianas BBO S.A., which was recorded in Other profits (losses) as of December 31, 2020.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2021	As of December 31, 2020
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,876	3,982
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	44,607,833	44,607,939
International Business	CCU Argentina S.A. and subsidiaries	34,781,464	23,812,988
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,066,703	3,425,283
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,491,823	4,672,582
	Bebidas Bolivianas BBO S.A.	9,808,868	8,255,827
	Sub-Total	54,148,858	40,166,680
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		131,172,835	117,190,763

Main assumptions for impairment calculation

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2022 ThCh$	202,757	51,021	1,256	13,172	2,109
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	9.63%	18.29%	8.52%	7.49%	9.33%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Paraguay and Argentina a perpetuity rate of 3.0% and 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of December 31, 2021.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	731,878,806	589,477,457	190,100,694	133,582,436	116,586,690	70,566,940	31,942,579	1,864,135,602
Accumulated depreciation	(214,895,139)	(334,555,888)	(106,149,627)	(78,566,926)	-	(43,610,871)	(14,627,117)	(792,405,568)
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2020
Additions	-	-	-	-	128,547,688	-	-	128,547,688
Additions for business combinations (cost)	1,987,806	31,370	5,491	-	-	5,320	706,387	2,736,374
Transfers	31,930,605	35,959,489	15,675,921	10,261,708	(101,990,034)	4,587,689	3,617,533	42,911
Conversion effect historic cost	(18,274,583)	(24,672,022)	(20,800,016)	(7,547,615)	(4,778,159)	(831,094)	(258,686)	(77,162,175)
Write off (cost)	(1,618,648)	(7,408,733)	(2,632,730)	(6,909,303)	-	(1,165,852)	-	(19,735,266)
Write off (depreciation)	1,610,774	7,065,230	2,635,188	6,408,229	-	1,047,262	-	18,766,683
Capitalized interests	-	-	-	-	1,087,157	-	-	1,087,157
Depreciation	(21,669,111)	(30,783,333)	(23,167,195)	(17,320,702)	-	(6,520,948)	(1,234,911)	(100,696,200)
Conversion effect depreciation	1,120,407	5,514,676	6,431,381	3,365,384	-	515,633	-	16,947,481
Others increase (decreased) (1)	9,794,697	16,680,477	11,294,693	3,405,872	1,441,195	305,613	(33,733)	42,888,814
Derecognition of assets due to right of use	(13,856)	(7,958)	(316,601)	(323,260)	-	(52,146)	-	(713,821)
Depreciation of disposals of assets for right of use	8,537	7,595	327,805	293,534	-	66,733	-	704,204
Impairment of the year (2)	(2,628,004)	-	-	-	-	-	-	(2,628,004)
Changes	2,248,624	2,386,791	(10,546,063)	(8,366,153)	24,307,847	(2,041,790)	2,796,590	10,785,846
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2020
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2021
Additions	-	-	-	-	164,454,035	-	-	164,454,035
Additions of historic cost by business combination	283,992	-	-	-	-	-	-	283,992
Transfers	14,213,714	64,659,471	15,762,049	12,104,204	(118,443,961)	8,224,711	3,479,812	-
Conversion effect historic cost	5,212,276	4,818,898	(727,586)	1,608,980	(204,892)	565,070	(40,060)	11,232,686
Write off (cost)	(693,074)	(10,879,482)	(22,952,129)	(1,079,938)	-	(426,969)	-	(36,031,592)
Write off (depreciation)	505,521	10,196,738	22,703,727	1,017,369	-	406,386	-	34,829,741
Capitalized interests	-	-	-	-	1,074,074	-	-	1,074,074
Depreciation	(23,360,994)	(36,646,717)	(26,493,558)	(17,016,861)	-	(8,141,332)	(1,718,025)	(113,377,487)
Conversion effect depreciation	(718,133)	(3,994,158)	(2,423)	(1,305,000)	-	(468,613)	-	(6,488,327)
Others increase (decreased) (1)	23,557,010	29,409,437	16,693,132	4,180,146	7,508,257	1,945,690	569,833	83,863,505
Divestitures (cost)	(3,814,205)	(4,192,074)	(5,339,148)	(223,669)	-	(330,318)	(1,344,042)	(15,243,456)
Divestitures (depreciation)	3,804,220	4,117,283	5,339,143	217,341	-	326,374	1,344,042	15,148,403
Changes	18,990,327	57,489,396	4,983,207	(497,428)	54,387,513	2,100,999	2,291,560	139,745,574
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2021
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	Corresponds to impairment of the Company, which was recorded in Other gains (losses) as of December 31, 2020.
F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In relation to the impairtment losses in Properties, plants and equipment, the Administration has evidenced impairtment on certain lands as of December 31, 2020, mainly originated in particular considerations regarding the destination for which they were acquired.

The balance of the land at the end of each year is as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Land	275,540,602	263,887,611
Total	275,540,602	263,887,611

Capitalized interest as of December 31, 2021, amounted ThCh$ 1,074,074 (ThCh$ 1,087,157 in 2020 and ThCh$ 909,256 in 2019), using an annually capitalization rate of 2.04% (2.64% in 2020 and 3.68% in 2019).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2021, the Company maintained approximately 5,189 hectares of which 4,674 are for vines in production stage. Of the total hectares mentioned above, 4,344 correspond to own land and 330 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2021, the production in plant vines yield was approximately 57.7 million kilos of grapes (41.0 million kilos of grapes in 2020).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

The depreciation for the year ended as of December 31, 2021 and 2020, recognized in net income and other assets is as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Recognized in net income (*)	112,558,965	99,803,814
Recognized in other assets	818,522	892,386
Total	113,377,487	100,696,200

(*) Includes ThCh $ 1,178,953 (ThCh $ 1,847,312 in 2020) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2020
Additions (2)	76,136	100,952	177,088
Divestitures	(277,008)	(44,269)	(321,277)
Depreciation	-	(68,177)	(68,177)
Conversion effect (depreciation)	(1,142,449)	(410,633)	(1,553,082)
Conversion effect	-	29,665	29,665
Other increases (decreases) (1)	857,249	271,202	1,128,451
Changes	(486,072)	(121,260)	(607,332)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2020
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2021
Depreciation	-	(86,129)	(86,129)
Conversion effect (depreciation)	(82,337)	(32,513)	(114,850)
Conversion effect	-	2,845	2,845
Other increases (decreases) (1)	1,502,451	541,355	2,043,806
Changes	1,420,114	425,558	1,845,672
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2021
Historic cost	7,113,560	3,346,699	10,460,259
Depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

(2) See Note 16 - Investments accounted for using equity method number 2).

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 5,836 revenue during year 2021 (ThCh$ 5,868 in 2020 and ThCh$ 3,825 in 201919). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 84,859 for year 2021 (ThCh$ 99,840 in 2020 and ThCh$ 104,334 in 2019). In addition, the expenses associated with such investment properties amounted to ThCh$ 64,619 for the year ended as of December 31, 2021 (ThCh$ 69,533 in 2020 and ThCh$ 67,096 in 2019).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 13,189,640.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	76,169,204	114,492,596	37,754,705	88,151,400
Bonds payable (1)	8,087,630	339,740,414	7,691,023	324,725,456
Derivative financial instruments (2)	411,954	-	4,243,939	-
Derivative hedge liabilities (2)	4,776,623	4,036,833	5,323,640	-
Deposits for return of bottles and containers	11,980,948	-	14,116,167	-
Total	101,426,359	458,269,843	69,129,474	412,876,856

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	1,421	4,264	5,685	Monthly	3.39
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	2,177	6,530	8,707	Monthly	5.65
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	8,179	8,179	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,378,831	40,378,831	At maturity	4.56
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	639,083	639,083	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,896,096	11,896,096	At maturity	3.64
99.586.280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	326,560	16,000,000	16,326,560	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,020,163	2,020,163	At maturity	2.20
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	6,313	6,313	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	3,422	3,422	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,664,071	1,664,071	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	28,566	-	28,566	At maturity	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	USD	-	255,163	255,163	At maturity	5.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	254,034	254,034	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	1,345,109	-	1,345,109	Daily	37.50
0-E	Finca La Celia S.A.	Argentina	0-E	Bbva	Argentina	ARS	537,105	-	537,105	Daily	38.00
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	246,587	-	246,587	Daily	38.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	39,084	-	39,084	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	68,671	-	68,671	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	21,498	416,277	437,775	Semiannual	5.95
Total							2,616,778	73,552,426	76,169,204

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	582,445	5,619,575	6,202,020	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	1,042,130	3,258	1,045,388	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	50,459	240,984	291,443	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	55,622	246,436	302,058	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	89,699	157,022	246,721	Semiannual	1.02
Total							1,820,355	6,267,275	8,087,630

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	UF	1,357	4,071	5,428	Monthly	4.87
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	8,179	-	8,179	At maturity	3.20
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	10,926,400	10,926,400	At maturity	2.20
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	USD	-	42,899	42,899	At maturity	3.64
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	USD	-	10,796,220	10,796,220	At maturity	1.98
91.041.000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97.018.000-1	Scotiabank Chile	Chile	USD	3,650	8,247,020	8,250,670	At maturity	1.20
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	44,827	2,000,000	2,044,827	At maturity	4.92
96.981.310-6	Cervecería Kunstmann S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	CLP	-	2,014,896	2,014,896	At maturity	3.83
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,008,444	1,008,444	At maturity	4.00
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,667,569	1,667,569	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	28,661	-	28,661	At maturity	3.95
99.586.280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	966	-	966	At maturity	34.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	61,176	-	61,176	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	35,693	-	35,693	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,821	-	8,821	Semiannual	5.95
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	202,988	-	202,988	Monthly	4.80
Total							722,878	37,031,827	37,754,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	3,260,702	2,625,046	5,885,748	Semiannual	4.25
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	976,885	3,482	980,367	Semiannual	2.90
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	52,828	247,413	300,241	Semiannual	1.20
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	52,355	236,335	288,690	Semiannual	1.60
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	49,346	186,631	235,977	Semiannual	1.00
Total							4,392,116	3,298,907	7,691,023

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-current loan and financial obligation

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	11,370	11,370	34,210	56,950	Monthly	3.39
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	17,414	17,414	69,268	104,096	Monthly	5.65
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	999,642	-	-	999,642	At maturity	3.20
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	89,872,000	-	-	89,872,000	At maturity	5.70
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	3,299,984	1,651,429	-	4,951,413	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	2,986,511	-	2,986,511	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,012,802	1,350,402	1,799,565	4,162,769	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,134,706	4,179,607	1,044,902	8,359,215	Quarterly	5.00
Total							101,347,918	10,196,733	2,947,945	114,492,596

(*)The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	11,228,960	11,228,960	19,656,626	42,114,546	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	8,690	8,690	93,059,342	93,076,722	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	403,668	46,891,278	46,588,059	93,883,005	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	444,974	444,974	62,771,570	63,661,518	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	418,726	46,585,897	-	47,004,623	Semiannual	1.00
Total							12,505,018	105,159,799	222,075,597	339,740,414

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	UF	10,856	10,856	36,172	57,884	Monthly	4.87
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	997,111	-	-	997,111	At maturity	3.20
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	39,978,565	-	-	39,978,565	At maturity	4.56
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	USD	9,945,156	-	-	9,945,156	At maturity	3.64
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	3,300,000	3,301,389	-	6,601,389	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	2,980,819	-	2,980,819	At maturity	3.95
99.586.280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	985,409	1,751,838	766,429	3,503,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,638,387	4,397,310	-	7,035,697	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,051,103	-	-	1,051,103	Semiannual	5.95
Total							74,906,587	12,442,212	802,601	88,151,400

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,529,882	10,539,626	23,754,354	44,823,862	Semiannual	4.25
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	9,244	9,255	87,292,422	87,310,921	Semiannual	2.90
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	428,496	44,034,575	43,908,966	88,372,037	Semiannual	1.20
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	424,658	425,238	59,078,988	59,928,884	Semiannual	1.60
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	417,245	43,872,507	-	44,289,752	Semiannual	1.00
Total							11,809,525	98,881,201	214,034,730	324,725,456

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 -Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H	4.27%
Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds Serie D	0.53%

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Debts and financial liabilities are stated in several currencies and accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	12,405,293	-	20,784,275	8,250,670
Chilean Pesos	162,884,754	-	84,907,728	-
Argentinean Pesos	2,128,801	-	966	-
Unidades de Fomento (*)	348,003,482	-	332,479,791	-
Unidad indexada (**)	-	-	202,988	-
Bolivian	13,067,514	-	11,696,166	-
Total	538,489,844	-	450,071,914	8,250,670

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.

(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

The terms and conditions of the main interest accruing obligations as of December 31, 2021, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2021, the Subsidiary and CCU were in compliance with the financial covenants.

b)	On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000 (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 13, 2021, the loan was fully paid.

c)	On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

On July 14, 2020 this loan was paid.

d)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

e)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

f)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

c.	Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities, these latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2020, the Company was in compliance with the financial covenants.

Banco de Chile – Bank Loans

a)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 20, 2018, the loan was renewed maturing on July 19, 2018.

On July 19, 2018, the loan was renewed maturing on July 19, 2021.

On July 19, 2021, the loan was renewed maturing on July 19, 2022.

b)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000 at a fixed interest rate maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

On August 24, 2020, this loan was paid.

c)	On July 5, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110, at a fixed interest rate, maturing on June 5, 2031.
F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on August 5, 2021.

d)	On December 17, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663, at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on January 17, 2022.

Scotiabank Chile – Bank Loans

a)	On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On June 18, 2021, the loan was fully paid.

b)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

This loan was paid on April 16, 2021.

c)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2021, the Subsidiary was in compliance with the financial covenants.

d)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.
b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2021, the Subsidiary was in compliance with the financial covenants.

f)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

The Company amortizes interest on a monthly basis and the principal amortization consists of a single payment at the end of the established maturity date.

Banco Itaú Corpbanca – Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 9,294,740), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itaú Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 21, 2021, the loan was fully paid.

c)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. entered into a bank loan with Banco Itaú Corpbanca for a total of UF 3,067, at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on June 10, 2015.

The loan was repaid on July 5, 2021.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos maturing on November 26, 2019. The loan was delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Republic of Argentina, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina.

On November 26, 2019, this loan was paid.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A. – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentinean pesos, maturing on April 20, 2018.

On September 15, 2016 the subsidiary signed an addendum to the original contract in order to increase the loan capital to 183.33 million argentinean pesos, modify the interest rate, the maturity and schedule of repayment of capital and dates of payment, being the new maturity on September 15, 2019.

On July 14, 2017, the subsidiary signed a new addendum to the original contract in order to modify the interest rate to fixed interest at an annual nominal rate of 23%. The rest of the conditions remained unchanged.

The proportional participation of banks lenders is as follows:

(a)	Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)	Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortized capital in 24 consecutive and variable monthly installments once completed the 12-month grace period from the date of signature of the addendum.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.	Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA[2]. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.	Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.	Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On September 16, 2019, this loan was paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)	On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians, at a fixed interest rate, maturing on April 8, 2029.

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

c)	On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians, at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization begins on November 1, 2020 in a quarterly basis.

 2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Banco Itaú – Bank loans

a)	On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80, at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

On February 20, 2021, the payment of said loan was made

B)	Bonds Payable

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[3] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of December 31, 2021, the Company was in compliance with the financial covenants.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases , contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity. These latter obligations are currently presented in a specific item and note.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflation risk associated to the interest rate to which Bond J is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of December 31, 2021, the Company was in compliance with the financial covenants.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF three million, maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of December 31, 2021, the Company was in compliance with the financial covenants.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Ma intain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

6 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

Theinflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2021, the Company was in compliance with the financial covenants.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[7] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to
ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e)	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of cross currency swap contracts. See detail of the Company's hedging in Note 7 – Financial Instruments.

As of December 31, 2021, the subsidiary was in compliance with the financial covenants.

7 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 22 Right of use assets and Lease liabilities

The Company has implemented IFRS 16 as of January 1, 2019. This means recognizing the right of use assets for the goods subject to operating lease contracts and a liability equivalent to the present value of the payment associated with the contract.

Considerations:

-	Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the item Right of use assets.

-	The Company mainly has warehouses, offices, vehicles and land leased contracts.

-	Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.17%.

-	Term of the contract: The Company evaluated the lease clauses, market conditions, costs related to the termination of the contract and early cancellation.

Other considerations:

1)	During the initial measurement of lease agreements, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747) as of January 1, 2019. These leases have been considered as short term, therfore no right of use asset or lease liability has been recognized.

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.

3)	The Company analyzed the lease terms on a case-by-case basis, in those with an option to extend or terminate the lease.

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	28,320,416	3,105,625	1,516,978	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(545,887)	(7,138,898)
Book Value	23,400,930	1,432,100	971,091	25,804,121
Additions	1,343,077	2,297,702	1,327,042	4,967,821
Transfers	-	-	(42,913)	(42,913)
Conversion effect historic cost	(694,912)	(754,855)	(19,496)	(1,469,263)
Depreciation (*)	(3,940,998)	(1,136,226)	(734,286)	(5,811,510)
Conversion effect depreciation	318,175	438,803	12,627	769,605
Others increase (decreased) (1)	1,032,591	331,524	32,016	1,396,131
Derecognition of assets due to right of use	(579,026)	-	-	(579,026)
Depreciation of disposals of assets for right of use	44,386	-	-	44,386
Changes	(2,476,707)	1,176,948	574,990	(724,769)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352
As of January 1, 2021
Historic cost	29,484,749	5,304,754	2,793,335	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,247,254)	(12,503,486)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352

As of December 31, 2021
Additions	4,918,674	2,381,913	169,190	7,469,777
Conversion effect historic cost	(52,237)	(95,815)	7,663	(140,389)
Depreciation (*)	(4,592,069)	(2,382,409)	(508,915)	(7,483,393)
Conversion effect depreciation	37,941	49,777	(15,418)	72,300
Others increase (decreased) (1)	1,669,918	1,724,214	(55,796)	3,338,336
Derecognition of assets due to right of use	-	-	(545,706)	(545,706)
Depreciation of disposals of assets for right of use	-	-	545,706	545,706
Changes	1,982,227	1,677,680	(403,276)	3,256,631
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
As of December 31, 2021
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*) This amount includes ThCh$ 702,895 (ThCh$ 219,520 in 2020) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	6,152,361	29,009,023	4,934,639	27,200,272
Total	6,152,361	29,009,023	4,934,639	27,200,272

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Current lease liabilities

As of December 31, 2021

Lease liabilities at book value:

Debtor Tax ID							Maturity (*)
	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	39,035	119,031	158,066	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	109,227	333,423	442,650	Monthly	3.95
Subtotal							148,262	452,454	600,716
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	252,247	413,615	665,862	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,985	89,956	119,941	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	651,005	1,876,663	2,527,668	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	163,500	490,494	653,994	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	42,018	116,631	158,649	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	331,849	995,551	1,327,400	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,294	70,837	98,131	Monthly	10.00
Subtotal (leases IFRS )							1,497,898	4,053,747	5,551,645
Total							1,646,160	4,506,201	6,152,361

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	44,628	132,494	177,122	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	255,151	765,452	1,020,603	Monthly
Subtotal							299,779	897,946	1,197,725
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	300,411	481,610	782,021	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	30,978	92,933	123,911	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	636,959	1,843,058	2,480,017	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	193,593	580,778	774,371	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	78,072	215,497	293,569	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	394,253	1,183,604	1,577,857	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,556	76,668	102,224	Monthly
Subtotal (leases IFRS )							1,659,822	4,474,148	6,133,970
Total							1,959,601	5,372,094	7,331,695

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	23,155	69,637	92,792	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	98,975	302,102	401,077	Monthly	3.95
Subtotal							122,130	371,739	493,869
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	197,593	561,775	759,368	Monthly	4.81
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	26,518	79,554	106,072	Monthly	1.00
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	535,711	1,534,451	2,070,162	Monthly	2.03
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	134,975	404,922	539,897	Monthly	3.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	58,040	77,662	135,702	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	279,758	501,856	781,614	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,960	11,947	20,907	Monthly	5.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,143	16,905	27,048	Monthly	13.00
Subtotal (leases IFRS )							1,251,698	3,189,072	4,440,770
Total							1,373,828	3,560,811	4,934,639

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	24,791	73,815	98,606	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	239,332	717,996	957,328	Monthly
Subtotal							264,123	791,811	1,055,934
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	228,314	645,359	873,673	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,309	84,926	113,235	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	577,567	1,648,294	2,225,861	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	162,940	488,822	651,762	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	94,385	150,811	245,196	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	314,654	576,359	891,013	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,998	11,998	20,996	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,249	17,081	27,330	Monthly
Subtotal (leases IFRS )							1,425,416	3,623,650	5,049,066
Total							1,689,539	4,415,461	6,105,000

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-current lease liabilities

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	261,722	119,659	-	381,381	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	932,941	1,000,792	16,507,833	18,441,566	Monthly	3.95
Subtotal							1,194,663	1,120,451	16,507,833	18,822,947
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	277,646	-	-	277,646	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	59,971	-	-	59,971	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,337,057	925,258	278,559	4,540,874	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	998,760	447,091	1,461,761	2,907,612	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	217,856	-	-	217,856	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,994,342	-	-	1,994,342	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	144,630	43,145	-	187,775	Monthly	10.02
Subtotal (leases IFRS )							7,030,262	1,415,494	1,740,320	10,186,076
Total							8,224,925	2,535,945	18,248,153	29,009,023

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	283,368	125,536	-	408,904	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,041,204	2,041,204	21,602,745	25,685,153	Monthly
Subtotal							2,324,572	2,166,740	21,602,745	26,094,057
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	373,997	-	-	373,997	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	72,281	-	-	72,281	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,369,640	1,079,613	365,886	4,815,139	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,229,739	624,745	2,233,383	4,087,867	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	360,458	-	-	360,458	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,396,449	-	-	2,396,449	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	182,897	56,358	-	239,255	Monthly
Subtotal (leases IFRS )							7,985,461	1,760,716	2,599,269	12,345,446
Total							10,310,033	3,927,456	24,202,014	38,439,503

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	191,204	32,662	-	223,866	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	845,112	906,295	15,962,034	17,713,441	Monthly	3.95
Subtotal							1,036,316	938,957	15,962,034	17,937,307
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	502,315	43,817	26,094	572,226	Monthly	4.81
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	167,947	-	-	167,947	Monthly	1.00
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,493,765	1,608,717	473,824	4,576,306	Monthly	1.98
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,079,794	556,392	1,372,711	3,008,897	Monthly	3.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	64,341	9,357	-	73,698	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	616,287	247,604	-	863,891	Monthly	10.00
Subtotal (leases IFRS )							4,924,449	2,465,887	1,872,629	9,262,965
Total							5,960,765	3,404,844	17,834,663	27,200,272

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	196,838	32,806	-	229,644	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,914,654	1,914,654	21,220,756	25,050,064	Monthly
Subtotal							2,111,492	1,947,460	21,220,756	25,279,708
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	578,028	53,824	32,356	664,208	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	179,287	-	-	179,287	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,611,279	1,684,219	608,186	4,903,684	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,303,520	706,361	2,082,508	4,092,389	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	145,946	24,101	-	170,047	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	758,240	308,841	-	1,067,081	Monthly
Subtotal (leases IFRS )							5,576,300	2,777,346	2,723,050	11,076,696
Total							7,687,792	4,724,806	23,943,806	36,356,404

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2021
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,959,601	313,441	1,646,160
3 months to 1 year	5,372,094	865,893	4,506,201
Over 1 year to 3 years	10,310,033	2,085,108	8,224,925
Over 3 years to 5 years	3,927,456	1,391,511	2,535,945
Over 5 years	24,202,014	5,953,861	18,248,153
Total	45,771,198	10,609,814	35,161,384

	As of December 31, 2020
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,689,539	315,711	1,373,828
3 months to 1 year	4,415,461	854,650	3,560,811
Over 1 year to 3 years	7,687,792	1,727,027	5,960,765
Over 3 years to 5 years	4,724,806	1,319,962	3,404,844
Over 5 years	23,943,806	6,109,143	17,834,663
Total	42,461,404	10,326,493	32,134,911

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	37,754,705	(40,651,624)	(5,617,084)	7,274,374	6,543,909	2,102,807	-	68,762,117	76,169,204
Bond payable	7,691,023	(5,399,347)	(7,143,086)	-	6,324,080	532,802	-	6,082,158	8,087,630
Lease liabilities	4,934,639	(7,630,800)	(892,619)	-	1,511,877	712,833	2,651,448	4,864,983	6,152,361
Total others financial liabilities current	50,380,367	(53,681,771)	(13,652,789)	7,274,374	14,379,866	3,348,442	2,651,448	79,709,258	90,409,195
Non-current
Bank borrowings	88,151,400	-	-	92,951,539	-	35,046	-	(66,645,389)	114,492,596
Bond payable	324,725,456	-	-	-	-	21,146,340	-	(6,131,382)	339,740,414
Lease liabilities	27,200,272	-	-	-	-	2,014,722	5,117,917	(5,323,888)	29,009,023
Total others financial liabilities non-current	440,077,128	-	-	92,951,539	-	23,196,108	5,117,917	(78,100,659)	483,242,033
Total Other financial liabilities	490,457,495	(53,681,771)	(13,652,789)	100,225,913	14,379,866	26,544,550	7,769,365	1,608,599	573,651,228

	As of December 31, 2019	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2020
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	42,447,438	(90,753,059)	(6,116,509)	72,550,018	6,383,609	(1,118,009)	-	14,361,217	37,754,705
Bond payable	6,744,739	(5,203,248)	(5,906,271)	-	5,714,816	138,255	-	6,202,732	7,691,023
Lease liabilities	4,857,097	(6,857,420)	(641,630)	-	1,257,888	917,429	1,883,967	3,517,308	4,934,639
Total others financial liabilities current	54,049,274	(102,813,727)	(12,664,410)	72,550,018	13,356,313	(62,325)	1,883,967	24,081,257	50,380,367
Non-current
Bank borrowings	99,749,082	-	-	5,559,469	-	307,292	-	(17,464,443)	88,151,400
Bond payable	133,806,947	-	-	191,227,020	-	5,894,221	-	(6,202,732)	324,725,456
Lease liabilities	28,213,259	-	-	-	-	479,576	3,083,854	(4,576,417)	27,200,272
Total others financial liabilities non-current	261,769,288	-	-	196,786,489	-	6,681,089	3,083,854	(28,243,592)	440,077,128
Total Other financial liabilities	315,818,562	(102,813,727)	(12,664,410)	269,336,507	13,356,313	6,618,764	4,967,821	(4,162,335)	490,457,495

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

	As of December 31, 2018	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2019
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	38,160,178	(24,502,019)	(12,402,773)	25,347,785	12,639,856	532,163	-	2,672,248	42,447,438
Bond payable	4,081,175	(2,547,487)	(4,734,806)	-	4,758,356	66,887	-	5,120,614	6,744,739
Lease liabilities	365,972	(6,416,902)	(727,334)	-	1,334,118	1,421,871	7,267,645	1,611,727	4,857,097
Total others financial liabilities current	42,607,325	(33,466,408)	(17,864,913)	25,347,785	18,732,330	2,020,921	7,267,645	9,404,589	54,049,274
Non-current
Bank borrowings	75,200,804	-	-	25,641,701	-	2,105,680	-	(3,199,103)	99,749,082
Bond payable	135,281,303	-	-	-	-	3,646,258	-	(5,120,614)	133,806,947
Lease liabilities	17,546,162	-	-	-	-	464,448	11,816,542	(1,613,893)	28,213,259
Total others financial liabilities non-current	228,028,269	-	-	25,641,701	-	6,216,386	11,816,542	(9,933,610)	261,769,288
Total Other financial liabilities	270,635,594	(33,466,408)	(17,864,913)	50,989,486	18,732,330	8,237,307	19,084,187	(529,021)	315,818,562
F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	438,852,587	-	256,222,794	-
Notes payable	1,118,474	29,457	2,074,300	19,875
Trade an other current payables	439,971,061	29,457	258,297,094	19,875
Withholdings payable	75,551,668	-	66,223,983	-
Trade accounts payable withholdings	75,551,668	-	66,223,983	-
Total	515,522,729	29,457	324,521,077	19,875

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	244,630	331,957	179,521	358,867
Others	2,300,343	119,122	2,804,997	129,598
Total	2,544,973	451,079	2,984,518	488,465

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2020	561,378	3,011,513	3,572,891
As of December 31, 2020
Incorporated	394,408	3,917	398,325
Used	(198,291)	(42,170)	(240,461)
Released	(53,597)	(3,954)	(57,551)
Conversion effect	(165,510)	(34,711)	(200,221)
Changes	(22,990)	(76,918)	(99,908)
As of December 31, 2020	538,388	2,934,595	3,472,983
As of December 31, 2021
Incorporated	453,743	206,154	659,897
Used	(381,509)	(710,808)	(1,092,317)
Released	(21,000)	(25,415)	(46,415)
Conversion effect	(13,035)	14,939	1,904
Changes	38,199	(515,130)	(476,931)
As of December 31, 2021	576,587	2,419,465	2,996,052

(1)	See Note 35 - Contingencies and commitments.

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The maturities of provisions at December 31, 2021, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	244,630	2,300,343	2,544,973
Between two and five years	221,962	119,122	341,084
Over five years	109,995	-	109,995
Total	576,587	2,419,465	2,996,052

The maturities of provisions at December 31, 2020, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	179,521	2,804,997	2,984,518
Between two and five years	219,629	129,598	349,227
Over five years	139,238	-	139,238
Total	538,388	2,934,595	3,472,983

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Refundable tax previous year	2,114,087	3,911,803
Argentinean tax credits	758,387	3,200,454
Monthly provisions	14,752,325	3,498,109
Payment of absorbed profit provision	7,484,691	1,154
Other credits	953,366	253,827
Total	26,062,856	10,865,347

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-current tax receivables

Tax receivables are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Others (1)	3,094	3,236
Total	3,094	3,236
(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chilean Tax income (expense)	21,256,053	12,798,390
Monthly provisional payments	12,699,115	7,554,292
Chilean unique taxes	66,617	64,561
Other	1,045,007	833,979
Total	35,066,792	21,251,222

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2021, 2020 and 2019, are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	13,622,576	6,881,063	(8,160,347)
Prior year adjustments	487,424	1,574,181	(1,390,633)
Effect of change in tax rates	(374,389)	-	-
Tax loss benefits	(2,447,694)	5,474,838	11,804,310
Total deferred tax expense	11,287,917	13,930,082	2,253,330
Current tax expense	(95,200,176)	(48,572,545)	(43,516,068)
Prior period adjustments	1,282,486	(765,957)	1,286,824
Total (expenses) income for current taxes	(93,917,690)	(49,338,502)	(42,229,244)
(Loss) Income from income tax	(82,629,773)	(35,408,420)	(39,975,914)

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(585,430)	(1,098,591)	(93,416)
Actuarial gains and losses deriving from defined benefit plans	(1,444,133)	488,246	1,107,699
Charge to equity	(2,029,563)	(610,345)	1,014,283

Effective Rate

The Company’s income tax expense as of December 31, 2021, 2020 and 2019 represents 27.35%, 24.67% and 21.54%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2021		2020		2019
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	301,680,454		143,603,276		185,621,574
Income tax using the statutory rate	(81,453,723)	27.00	(38,772,885)	27.00	(50,117,825)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	5,195,230	(1.70)	6,626,165	(4.61)	9,105,693	(4.91)
Effect of change in tax rate	(374,389)	0.12	-	-	-	-
Derecognition of deferred tax assets not recoverable	(4,158,316)	1.35	(3,529,795)	2.46	-	-
Effect of tax rates in foreign subsidiaries	(3,608,485)	1.16	(540,129)	0.38	1,140,027	(0.61)
Prior year adjustments	1,769,910	(0.58)	808,224	(0.56)	(103,809)	0.06
Income tax, as reported	(82,629,773)	27.35	(35,408,420)	24.67	(39,975,914)	21.54

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,526,101	1,435,200
Other non-tax expenses	17,623,677	14,468,076
Benefits to staff	4,175,349	4,538,995
Inventory impairment provision	871,754	997,834
Severance indemnity	9,209,019	10,700,542
Inventory valuation	5,777,024	2,738,985
Intangibles	466,924	318,970
Other assets	27,381,615	17,632,929
Tax loss carryforwards	11,658,387	16,521,177
Subtotal by deferred tax assets	78,689,850	69,352,708
Deferred tax liabilities offset	(48,118,631)	(18,307,996)
Total assets from deferred taxes	30,571,219	51,044,712

Deferred taxes liabilities
Property, plant and equipment depreciation	88,073,083	79,553,048
Agricultural operation expenses	7,553,603	6,143,794
Manufacturing indirect activation costs	7,104,468	5,948,931
Intangibles	23,053,494	18,499,476
Land	27,899,218	24,468,597
Other liabilities	12,520,436	2,424,096
Subtotal by deferred tax liabilities	166,204,302	137,037,942
Deferred tax assets offset	(48,118,631)	(18,307,996)
Total liabilities from deferred taxes	118,085,671	118,729,946
Total	(87,514,452)	(67,685,234)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2020	(77,053,910)
Deferred taxes related to credited items (charged) directly to equity (1)	(8,731,785)
Deferred taxes from tax loss absorption	13,930,082
Conversion effect	4,231,830
Deferred taxes against equity	488,246
Deferred taxes from business combinations	(549,697)
Changes	9,368,676
As of December 31, 2020	(67,685,234)

As of January 1, 2021
Deferred taxes related to credited items (charged) directly to equity (1)	(22,236,159)
Deferred Tax Losses Tax absorption	(7,485,845)
Deferred taxes from tax loss absorption	11,287,917
Conversion effect	49,002
Deferred taxes against equity	(1,444,133)
Changes	(19,829,218)
As of December 31, 2021	(87,514,452)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law No. 27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law No. 27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

On June 16, 2021, Law No. 27,630 was enacted, which again modifies the income tax rates for fiscal years beginning on or after January 1, 2021. The application of this new law did not have significant effects on these financial statements.

The companies will determine the amount of the tax using the following scale:

Net cumulative taxable income		Will pay ARS $	Plus % of	On the excess of ARS $
More than ARS $	To ARS $
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	From now on	14,750,000	35%	50,000,000

The withholding rate for dividend payments is maintained at 7%.

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2021 and 2020, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	49,699,243	-	33,935,007	-
Employment termination benefits	977,858	34,274,997	5,965,581	35,678,357
Total	50,677,101	34,274,997	39,900,588	35,678,357

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Vacation	16,934,429	14,381,033
Bonus and compensation	32,764,814	19,553,974
Total	49,699,243	33,935,007

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds.

The discount rate in Chile was 6,97% (4,41% in 2020) and in Argentina 61,23% (54,87% in 2020).

F-130

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Current	977,858	5,965,581
Non-current	34,274,997	35,678,357
Total	35,252,855	41,643,938

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2020	33,571,138
Current cost of service	3,077,205
Interest cost	2,343,063
Actuarial (Gain) losses	1,859,692
Paid-up benefits	(1,087,421)
Past service cost	653,426
Conversion effect	(1,146,660)
Others	2,373,495
Changes	8,072,800
As of December 31, 2020	41,643,938
Current cost of service	2,988,782
Interest cost	3,279,881
Actuarial (Gain) losses	(5,216,580)
Paid-up benefits	(6,210,075)
Past service cost	469,558
Conversion effect	105,928
Others	(1,808,577)
Changes	(6,391,083)
As of December 31, 2021	35,252,855

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Current cost of service	2,988,782	3,077,205	2,457,762
Past service cost	469,558	653,426	930,906
Non-provisioned paid benefits	4,976,108	3,718,682	3,959,881
Other	920,120	2,271,831	70,747
Total expense recognized in Consolidated Statement of Income	9,354,568	9,721,144	7,419,296

F-131

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020

Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			6,97%	4,41%	61,23%	54,87%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" -50%
Salary increase (*)			3,7%	3,7%	52,10%	46,1%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,833,192	2,383,615
1% decrease in the Discount Rate (Loss)	(2,101,740)	(2,778,376)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Salaries	213,794,654	183,112,042	168,117,881
Employees’ short-term benefits	46,605,454	34,107,747	27,469,694
Total expenses for short-term employee benefits	260,400,108	217,219,789	195,587,575
Employments termination benefits	9,354,568	9,721,144	7,419,296
Other staff expense	45,277,007	37,006,715	34,115,503
Total (1)	315,031,683	263,947,648	237,122,374

(1) See Note 30 - Natures of cost and expense.

F-132

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Parent dividend provisioned according to policy	25,680,792	27,383,975
Outstanding parent dividends (1)	6,079,036	3,758,056
Subsidiaries dividends according to policy	11,327,951	7,458,840
Total dividends payable	43,087,779	38,600,871
Income received in advance (2)	6,866	1,268,039
Others	421,985	501,304
Total	43,516,630	40,370,214
Current	43,516,630	40,370,214
Total	43,516,630	40,370,214

(1)	See Note 28 – Common Shareholders’ Equity, dividends.
(2)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2021, 2020 and 2019, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2021, 2020 and 2019.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-133

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2021	2020	2019
Net income attributable to equity holders of the controlling company (ThCh$)	199,162,731	96,152,272	130,141,692
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	539.00	260.22	352.21
Net income attributable to equity holders of the controlling company (ThCh$)	199,162,731	96,152,272	130,141,692
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	539.00	260.22	352.21

As of December 31, 2021, 2020 and 2019, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No. 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2021.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2021, 2020 and 2019, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
256	01-04-2019	Interim	140.0000	2018
257	04-29-2019	Final	358.33030	2018
258	12-26-2019	Interim	75.0000	2019
259	04-24-2020	Final	179.95079	2019
260	12-30-2020	Interim	56.0000	2020
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings

On December 5, 2018, at the Ordinary Board of Directors’ Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A., on April 17, 2019, it was agreed, with charge to the profits of the year 2018, the distribution of a final Dividend No. 257 of ThCh$ 358.33030 per share, increasing the amount total to distribute to ThCh$ 132,404,074. This dividend was paid on April 29, 2019.

On December 4, 2019, at the Ordinary Board of Directors’ Meeting it was agreed to pay the interim Dividend No. 258, amounting to ThCh$ 27,712,715 corresponding to Ch$ 75 per share. This dividend was paid on December 26, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on April 15, 2020, it was agreed to charge the profits of the year 2019 the distribution of a final Dividend No. 259 of Ch$ 179.95079 per share. The total amount to distribute was ThCh$ 66,492,334. This dividend was paid on April 24, 2020.

In the Ordinary Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. on December 2, 2020, it was agreed to charge the profits of the year 2020 the distribution of an interim Dividend No. 260 of Ch$ 56 per share. The total amount to distribute was ThCh$ 20,692,161. This dividend was paid on December 30, 2020.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh$ 51,422,043 charged to 2020 profits. This dividend was paid on April 23, 2021.

F-134

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2020 fiscal year, the distribution of an Interim Dividend No. 262 of $ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid on October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of $ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid on December 3, 2021.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,168,254	(585,430)	1,582,824
Gains (losses) on exchange differences on translation (1)	109,288,972	-	109,288,972
Reserve of Actuarial gains and losses on defined benefit plans	5,216,580	(1,444,133)	3,772,447
Total comprehensive income As of December 31, 2021	116,673,806	(2,029,563)	114,644,243

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,068,855	(1,098,591)	2,970,264
Gains (losses) on exchange differences on translation (1)	(55,220,514)	-	(55,220,514)
Reserve of Actuarial gains and losses on defined benefit plans	(1,859,692)	488,246	(1,371,446)
Total comprehensive income As of December 31, 2020	(53,011,351)	(610,345)	(53,621,696)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	345,986	(93,416)	252,570
Gains (losses) on exchange differences on translation (1)	17,077,670	-	17,077,670
Reserve of Actuarial gains and losses on defined benefit plans	(4,127,305)	1,107,699	(3,019,606)
Total comprehensive income As of December 31, 2019	13,296,351	1,014,283	14,310,634

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

F-135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed follows:

a)	As of December 31, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753	-	-	15,703,753
Cash flow hedges	-	2,168,254	-	2,168,254
Gains (losses) from defined benefit plans	-	-	5,216,580	5,216,580
Deferred taxes	-	(585,430)	(1,444,133)	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	-	-	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243

b)	As of December 31, 2020:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(125,344,149)	-	-	(125,344,149)
Cash flow hedges	-	4,068,855	-	4,068,855
Gains (losses) from defined benefit plans	-	-	(1,859,692)	(1,859,692)
Deferred taxes	-	(1,098,591)	488,246	(610,345)
Inflation adjustment of subsidiaries in Argentina	70,123,635	-	-	70,123,635
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
Equity holders of the parent	(52,043,623)	2,968,182	(1,298,021)	(50,373,462)
Non-controlling interests	(3,176,891)	2,082	(73,425)	(3,248,234)
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)

c)	As of December 31, 2019:
Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(70,932,096)	-	-	(70,932,096)
Cash flow hedges	-	345,986	-	345,986
Gains (losses) from defined benefit plans	-	-	(4,127,305)	(4,127,305)
Deferred taxes	-	(93,416)	1,107,699	1,014,283
Inflation adjustment of subsidiaries in Argentina	88,009,766	-	-	88,009,766
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634
Equity holders of the parent	16,122,893	249,503	(2,887,580)	13,484,816
Non-controlling interests	954,777	3,067	(132,026)	825,818
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634

F-136

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2021, 2020 and 2019, it amounts to a negative reserve of ThCh$ 51,745,399, ThCh$ 153,975,058 and ThCh$ 101,931,435, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial derivatives. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2021, 2020 and 2019, in amounts to a reserve of ThCh$ 5,110,606, ThCh$ 3,297,873 and ThCh$ 329,691 respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve is originated as of January 1, 2013, as a result of the application of IAS Amendment No. 19 and whose effect as of December 31, 2021, 2020 and 2019 is a negative reserve of ThCh$ 5,446,022, ThCh$ 9,026,175 and ThCh$ 7,728,154, respectively, net of deferred taxes.

Other reserves: As of December 31, 2021, 2020 and 2019 the amount is a negative reserve of ThCh$ 35,175,097, ThCh$ 28,220,816 and ThCh$ 28,172,631, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones y Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	41,853,583	42,455,039
Bebidas del Paraguay S.A.	20,355,904	15,881,635
Aguas CCU-Nestlé Chile S.A.	27,202,887	26,253,577
Cervecería Kunstmann S.A.	8,291,359	7,179,053
Compañía Pisquera de Chile S.A.	6,322,425	5,661,209
Sáenz Briones & Cía. S.A.I.C. (2)	10,550	1,118,693
Distribuidora del Paraguay S.A.	4,549,059	4,361,300
Bebidas Bolivianas BBO S.A.	7,360,489	7,554,588
Other	1,950,815	1,779,126
Total	117,897,071	112,244,220

(1)	See Note 1 – General information, letter C, number (16).
(2)	See Note 1 – General information, letter C, number (15).
F-137

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b.	Result

Result	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	8,447,312	6,708,433	7,590,887
Viña San Pedro Tarapacá S.A.	3,718,101	3,815,479	3,775,811
Cervecería Kunstmann S.A.	4,995,705	1,893,749	3,111,069
Compañía Pisquera de Chile S.A.	3,296,863	1,390,781	1,283,694
Sáenz Briones & Cía. S.A.I.C.	(105,325)	52,290	(69,465)
Distribuidora del Paraguay S.A.	(533,381)	38,665	324,839
Bebidas del Paraguay S.A.	1,251,770	(1,062,629)	221,498
Bebidas Bolivianas BBO S.A.	(1,380,829)	(727,028)	(568,189)
Other	197,734	(67,156)	(166,176)
Total	19,887,950	12,042,584	15,503,968

c.	The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2021	As of December 31, 2020

	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,271,667,358	839,968,110
Non-current assets	1,122,289,748	932,342,408
Current liabilities	695,152,024	465,134,566
Non-current liabilities	224,560,856	259,155,674

Dividends paid	12,191,624	11,994,014

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of December 31, 2021	As of December 31, 2020

	ThCh$	ThCh$
Assets and Liabilities
Current assets	218,573,041	208,725,098
Non-current assets	223,951,135	216,866,727
Current liabilities	97,431,197	99,267,005
Non-current liabilities	74,792,712	76,505,535

F-138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Result	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Net sales	261,620,065	235,210,368	212,321,758
Net income of the year	22,407,528	22,451,521	22,218,101

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 11,167,838, ThCh$ 11,109,578 and ThCh$ 7,416,023, for the years ended December 31, 2021, 2020 and 2019 , respectively.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Direct cost	1,014,092,586	757,097,886	694,307,741
Personnel expense (1)	315,031,683	263,947,648	237,122,374
Transportation and distribution	328,884,421	247,520,979	245,696,284
Advertising and promotion	145,313,306	105,887,909	117,889,341
Depreciation and amortization	124,116,739	109,813,976	105,020,934
Materials and maintenance	65,544,522	53,584,604	49,356,159
Energy	36,943,054	28,062,380	29,922,632
Leases	17,572,118	15,049,043	12,798,957
Other expenses	128,141,441	109,334,280	122,202,733
Total	2,175,639,870	1,690,298,705	1,614,317,155

(1)	See Note 26 - Employee benefits.

Note 31 Other income by function

Other income by function is detailed as follows:

Other income by function	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	416,296	506,178	5,084,269
Rental income	299,412	173,259	315,325
Sale of glass	701,496	424,419	934,863
Claims recovery	157,441	110,963	82,896
Other (1)	10,233,794	18,081,073	16,167,357
Total	11,808,439	19,295,892	22,584,710

(1)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See Note 1 – General information, letter D).

F-139

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	8,867,110	(6,153,705)	4,830,982
Marketable securities to fair value	10,018	(81,145)	(275,172)
Bargain purchase gain (2)	-	1,678,339	3,043,107
Impairment (3)	-	(6,029,434)	-
Other	713,322	(824,140)	(4,442,118)
Total	9,590,450	(11,410,085)	3,156,799

(1)	Under this concept there are ThCh$ 823,622 paid (net), ThCh$ 2,404,593 and ThCh$ 8,184,537 received (net), as of December 31, 2021, 2020 and 2019, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the higher value originated by the purchase of the businesses of the vineyards of Pocito and Cañada Honda in 2019. In 2020 it corresponds to vineyards La Consulta and Mahina SpA. See Note 1 - General information, letter C) numeral 4 and 9, respectively.
(3)	See Note 18 - Goodwill and Note - 19 Property, plant and equipment.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Finance income	14,263,669	3,451,143	13,117,641
Finance costs	(35,660,493)	(28,714,063)	(27,720,203)
Foreign currency exchange differences	(10,149,345)	2,551,823	(9,054,155)
Result as per adjustment units	2,529,298	(429,198)	(8,255,001)

F-140

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	265,568,125	396,389,016
CLP	174,214,608	335,361,795
USD	32,325,725	22,294,738
Euros	2,495,431	862,011
ARS	50,866,859	30,254,883
UYU	1,498,157	1,213,256
PYG	1,264,251	2,534,290
BOB	424,388	3,420,655
Other currencies	2,478,706	447,388
Other financial assets	23,851,496	12,212,588
CLP	4,951,009	960,780
UF	-	4,661,049
USD	12,617,110	6,433,101
Euros	1,413,219	8,177
PYG	4,676,545	-
Other currencies	193,613	149,481
Other non-financial assets	29,330,418	15,278,558
CLP	18,165,719	9,591,141
UF	865,893	493,523
USD	2,007,542	448,432
Euros	250,923	110,319
ARS	7,767,165	4,407,254
UYU	62,771	42,866
PYG	91,262	67,345
BOB	119,143	117,678
Trade and other current receivables	372,995,729	275,387,923
CLP	237,176,084	183,196,543
UF	2,133,884	554,071
USD	38,729,972	29,115,797
Euros	10,590,738	8,750,745
ARS	67,465,436	38,907,043
UYU	5,243,169	4,374,350
PYG	7,912,325	6,512,786
BOB	1,527,637	1,464,727
Other currencies	2,216,484	2,511,861
Accounts receivable from related parties	5,307,264	5,313,079
CLP	5,048,047	5,258,032
UF	36,710	37,013
Euros	222,226	17,977
PYG	281	57
Inventories	353,427,061	231,843,261
CLP	275,580,687	189,861,432
ARS	61,172,359	29,760,021
UYU	3,001,911	2,001,668
PYG	10,178,822	8,112,761
BOB	3,493,282	2,107,379
Biological assets	12,546,705	10,595,029
CLP	10,664,235	9,643,482
ARS	1,882,470	951,547
Current tax assets	26,062,856	10,865,347
CLP	24,527,676	3,700,444
ARS	1,265,406	6,979,388
UYU	269,774	185,515
Non-current assets of disposal groups classified as held for sale	2,282,720	2,121,327
CLP	1,770,547	1,770,547
ARS	512,173	350,780
Total current assets	1,091,372,374	960,006,128

CLP	752,098,612	739,344,196
UF	3,036,487	5,745,656
USD	85,680,349	58,292,068
Euros	14,972,537	9,749,229
ARS	190,931,868	111,610,916
UYU	10,075,782	7,817,655
PYG	24,123,486	17,227,239
BOB	5,564,450	7,110,439
Other currencies	4,888,803	3,108,730
Total current assets by currencies	1,091,372,374	960,006,128
F-141

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Non-current assets
Other financial assets	31,252,095	11,953,435
UF	31,252,095	11,953,435
Trade and other non-current receivables	3,801,244	1,860,635
CLP	278,507	-
UF	1,892,587	639,640
ARS	1,485,900	993,802
PYG	144,250	227,193
Other non-financial assets	8,266,355	8,479,668
CLP	4,598,606	2,916,124
USD	208,483	838,254
ARS	3,443,466	4,712,630
PYG	15,800	12,660
Accounts receivable from related parties	104,197	132,555
CLP	42,506	42,506
UF	61,691	90,049
Investments accounted for using the equity method	138,114,480	131,106,785
CLP	11,940,978	10,824,590
USD	125,845,783	120,041,775
ARS	327,719	240,420
Intangible assets other than goodwill	151,943,693	128,257,441
CLP	83,780,136	80,430,571
ARS	53,325,198	36,724,372
UYU	4,270,840	2,119,218
PYG	3,873,161	3,322,821
BOB	6,694,358	5,660,459
Goodwill	131,172,835	117,190,763
CLP	77,023,977	77,017,290
ARS	34,781,464	23,820,652
UYU	4,066,703	3,424,422
PYG	5,491,823	4,672,572
BOB	9,808,868	8,255,827
Property, plant and equipment (net)	1,222,261,454	1,082,515,880
CLP	900,582,971	871,169,200
ARS	262,731,306	158,647,878
UYU	12,260,718	12,596,500
PYG	21,570,803	18,764,340
BOB	25,115,656	21,337,962
Investment property	9,551,614	7,705,942
CLP	3,478,999	3,507,254
ARS	6,072,615	4,198,688
Right of use assets	28,335,983	25,079,352
CLP	16,147,875	15,932,177
UF	7,158,877	6,824,028
ARS	4,722,012	2,276,788
UYU	307,219	46,359
Deferred tax assets	30,571,219	51,044,712
CLP	29,421,681	44,640,178
USD	693,404	3,313,751
ARS	87,385	2,770,395
UYU	368,749	280,994
PYG	-	39,394
Current tax assets non-current	3,094	3,236
ARS	3,094	3,236
Total non-current assets	1,755,378,263	1,565,330,404

CLP	1,127,296,236	1,106,479,890
UF	40,365,250	19,507,152
USD	126,747,670	124,193,780
ARS	366,980,159	234,388,861
UYU	21,274,229	18,467,493
PYG	31,095,837	27,038,980
BOB	41,618,882	35,254,248
Total non-current assets by currencies	1,755,378,263	1,565,330,404

F-142

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2021		As of December 31, 2020
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	5,638,793	95,787,566	10,238,905	58,890,569
CLP	1,144,868	76,242,185	1,288,200	35,992,994
UF	1,823,953	6,278,069	4,393,473	3,302,978
USD	268,328	12,785,711	4,121,865	19,086,139
Euros	53,421	65,288	125,723	508,458
ARS	2,128,801	-	966	-
UI	-	-	202,988	-
BOB	129,253	416,277	105,690	-
Other currencies	90,169	36	-	-
Current lease liabilities	1,646,160	4,506,201	1,373,828	3,560,811
CLP	252,247	413,615	197,593	561,775
UF	799,267	2,329,117	657,841	1,906,190
USD	495,349	1,486,045	414,733	906,778
Euros	29,985	89,956	26,518	79,554
ARS	42,018	116,631	58,040	77,662
UYU	27,294	70,837	10,143	16,905
UI	-	-	8,960	11,947
Trade and other current payables	512,732,980	2,789,749	322,200,664	2,320,413
CLP	346,709,386	2,318,545	199,708,893	572,513
USD	37,817,444	114,479	37,249,860	391,246
Euros	10,139,173	303,037	8,137,207	1,346,741
ARS	109,041,520	-	68,666,133	-
UYU	3,207,481	-	2,341,105	-
PYG	1,703,480	53,688	1,803,818	9,913
BOB	4,114,496	-	3,714,996	-
Other currencies	-	-	578,652	-
Accounts payable to related parties	26,208,319	-	18,432,354	-
CLP	6,065,029	-	5,489,625	-
USD	6,532,375	-	3,775,961	-
Euros	13,444,014	-	9,060,286	-
PYG	2,836	-	1,117	-
BOB	12,194	-	11,658	-
Other currencies	151,871	-	93,707	-
Other current provisions	450,784	2,094,189	151,167	2,833,351
CLP	340,100	2,094,189	51,700	2,833,351
ARS	110,684	-	99,467	-
Current tax liabilities	24,966,542	10,100,249	8,459,815	12,791,407
CLP	11,625,210	10,100,249	7,806,353	12,791,407
ARS	12,805,154	-	454,281	-
UYU	270,980	-	199,181	-
PYG	265,198	-	-	-
Provisions for employee benefits	46,514,137	4,162,964	38,062,162	1,838,426
CLP	31,845,397	4,162,964	29,568,649	1,838,426
ARS	13,285,500	-	7,414,207	-
UYU	561,556	-	428,282	-
PYG	460,306	-	287,087	-
BOB	361,378	-	363,937	-
Other non-financial liabilities	6,866	43,509,764	1,268,039	39,102,175
CLP	-	43,509,764	-	39,102,175
USD	6,866	-	1,268,039	-
Total current liabilities	618,164,581	162,950,682	400,186,934	121,337,152

CLP	397,982,237	138,841,511	244,111,013	93,692,641
UF	2,623,220	8,607,186	5,051,314	5,209,168
USD	45,120,362	14,386,235	46,830,458	20,384,163
Euros	23,666,593	458,281	17,349,734	1,934,753
ARS	137,413,677	116,631	76,693,094	77,662
UYU	4,067,311	70,837	2,978,711	16,905
PYG	2,431,820	53,688	2,092,022	9,913
UI	-	-	211,948	11,947
BOB	4,617,321	416,277	4,196,281	-
Other currencies	242,040	36	672,359	-
Total current liabilities by currency	618,164,581	162,950,682	400,186,934	121,337,152

F-143

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2021			As of December 31, 2020
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	114,736,586	118,509,715	225,023,542	86,716,112	111,323,413	214,837,331
CLP	97,171,626	4,637,940	-	60,275,676	6,282,208	-
UF	12,533,802	105,188,583	222,179,075	11,820,381	98,892,057	214,070,902
USD	747,267	2,201,157	-	9,945,156	-	-
Euros	136,383	952,026	-	-	-	-
BOB	4,147,508	5,530,009	2,844,467	4,674,899	6,149,148	766,429
Non-current lease liabilities	8,224,925	2,535,945	18,248,153	5,960,765	3,404,844	17,834,663
CLP	277,646	-	-	502,314	43,817	26,094
UF	4,531,720	2,045,709	16,786,392	3,530,082	2,547,674	16,435,858
USD	2,993,102	447,091	1,461,761	1,696,081	803,996	1,372,711
Euros	59,971	-	-	167,947	-	-
ARS	217,856	-	-	64,341	9,357	-
UYU	144,630	43,145	-	-	-	-
Trade and other non-current payables	19,333	10,124	-	3,256	-	16,619
CLP	19,333	-	-	-	-	16,619
UF	-	10,124	-	-	-	-
BOB	-	-	-	3,256	-	-
Other non- current provisions	133,291	207,794	109,994	143,796	205,432	139,237
CLP	-	-	-	1,860	-	-
ARS	-	207,794	109,994	26,111	205,432	139,237
UYU	133,291	-	-	115,825	-	-
Deferred tax liabilities	34,182,696	13,619,993	70,282,982	31,305,203	13,876,236	73,548,507
CLP	28,097,076	9,562,912	45,514,148	26,469,287	10,652,292	52,725,728
ARS	6,077,525	4,051,684	21,810,152	4,829,140	3,219,427	17,184,741
UYU	-	-	777,325	-	-	705,186
PYG	8,095	5,397	486,768	6,776	4,517	407,465
BOB	-	-	1,694,589	-	-	2,525,387
Provisions employee benefits	8,888	-	34,266,109	2,686,252	-	32,992,105
CLP	-	-	32,099,446	-	-	30,367,434
ARS	-	-	2,166,663	1,421,900	-	2,624,671
PYG	-	-	-	368,744	-	-
BOB	8,888	-	-	895,608	-	-
Total non-current liabilities	157,305,719	134,883,571	347,930,780	126,815,384	128,809,925	339,368,462

CLP	125,565,681	14,200,852	77,613,594	87,249,137	16,978,317	83,135,875
UF	17,065,522	107,244,416	238,965,467	15,350,463	101,439,731	230,506,760
USD	3,740,369	2,648,248	1,461,761	11,641,237	803,996	1,372,711
Euros	196,354	952,026	-	167,947	-	-
ARS	6,295,381	4,259,478	24,086,809	6,341,492	3,434,216	19,948,649
UYU	277,921	43,145	777,325	115,825	-	705,186
PYG	8,095	5,397	486,768	375,520	4,517	407,465
BOB	4,156,396	5,530,009	4,539,056	5,573,763	6,149,148	3,291,816
Total non-current liabilities by currency	157,305,719	134,883,571	347,930,780	126,815,384	128,809,925	339,368,462

F-144

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Within 1 year	67,601,086	60,241,434
Between 1 and 5 years	92,254,016	58,040,557
Over 5 years	-	7,351,834
Total	159,855,102	125,633,825

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2021 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	236,385,004	3,080,530
Between 1 and 5 years	1,016,052,951	27,665,265
Over 5 years	83,747,767	-
Total	1,336,185,722	30,745,795

Capital investment commitments

As of December 31, 2021, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 75,498,297.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-145

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	First instance sentence.	US$ 18,000 (ThCh$ 15,204)
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Proceedings in administrative or judicial stage.	US$ 131,000 (ThCh$ 110,654)
Sáenz Briones & Cía. S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 69,000 (ThCh$ 58,284)
Distribuidora del Paraguay S.A.	Labur Court.	Labor trial.	The claim was contested and the statute of limitations exception was opposed.	US$ 63,178 (ThCh$ 53,366)
Bebidas del Paraguay S.A.	Labur Court.	Labor trial.	The claim was contested and the statute of limitations exception was opposed.	US$ 16,447 (ThCh$ 13,893)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 576,587 and ThCh$ 538,388 as of December 31, 2021 and 2020, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

Guarantees

As of December 31, 2020, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

F-146

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2022
Banco Colpatria	US$ 4,000,000	July 21, 2022
Banco Colpatria	US$ 13,500,000	August 1, 2022

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 21, 2022

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh $ 16,000,000, maturing on July 27, 2022.

Note 36 Subsequent Events

a)	On January 19, 2022, the Company has issued and placed in the international market a bond for an amount of US$ 600,000,000, equivalent to ThCh$ 488,076,000, with an interest rate of 3.350% per annum, payable semiannually for a 10-year, and capital payment in one installment at maturity date on January 19, 2032, subject to Rule 144 and Regulation S of the Securities Act of the United States of America of 1933.

b)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 23, 2022.

c)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (December 31, 2021) that could significantly affect their interpretation.

F-147

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 23, 2022